FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

RELEVANT INFORMATION COMMUNICATION

Promotora de Informaciones, S.A. (PRISA) communicates the following relevant information, in accordance with article 82 of the Ley del Mercado de Valores.

Promotora de Publicaciones S.L. (PROPU), a shareholder in PRISA with percentage stake above 5%, has requested an addendum to the agenda of the Ordinary Shareholder’s Meeting which will take place on June 29th on first calling and June 30th on second calling, in accordance with art. 519 of the Ley de Sociedades de Capital.

This addendum request takes place following negotiations of the company with several creditor banks and institutional investors and is due to the significant progresses which were reported during the Board of Directors meeting which took place on June 2nd 2012.

The request wishes to add to the agenda (i) the necessary agreements to allow the payment of the preferred Class B share dividend to take place in cash, in Class A shares or in a combination of both. If it is paid in shares, the price will be of 1.00 Euro/share. The annual minimum dividend corresponding to the year 2011 is expected to be paid in Class A shares; (ii) an agreement to issue mandatory convertible bonds, with a 2 year maturity, convertible into Class A shares of PRISA, which are addressed to be subscribed by institutional investors for an amount of 100 million Euros in cash, and by the company’s creditor banks for an amount of 334 million Euros, through the partial capitalization of their credits with the Company. The conversion price of the bonds into shares would be of 1.03 Euros. The agreement would include the approval of a capital increase of the underlying shares.

The transactions in the addendum are conditioned to: the receipt of final subscription commitments for the entire issuance of the convertible bonds; the agreement with PRISA’s creditor banks for the change in their debt contracts with the Company; and the approval of each agreement included in the addendum.

Given the object of the addendum proposals, the agreements will require separate voting by Class A and Class B shareholders, with a 75% majority needed in each Class of shareholder present or represented in the Meeting.

In accordance with art.519 of the Ley de Sociedades de Capital, the addendum to the agenda, agreement proposals and mandatory reports will be published 15 days in advance, at least, to the date in which the Meeting has been called.

Madrid, June 4th 2012

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

I.	Class B shares conversion into Class A shares

Following the Relevant Information dated May 24, 2012, with registration CNMV No. 165317, PRISA informs that today and effects Monday June 4th, have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) 1,000 new Class A common shares coming from the exercise of the conversion right of Class B non-voting shares issued by PRISA in connection with the capital increase by non-cash contribution1.

II.	Exercise of Warrants

Following the Relevant Information dated May 24, 2012, with registration CNMV No. 165317, PRISA informs that today and effects Monday June 4th, have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) 341 new Class A common shares issued by PRISA in connection with the capital increase by cash contribution, with preferential subscription rights implemented through warrants2.

Madrid, June 1st, 2012

1	Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd day of December 2010, with registration CNMV No 134087).

2
Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd and 8th day of December 2010, with registration CNMV No 134087 and No 134403 respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

June 4, 2012	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors

PRISA

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (*"Ley del Mercado de Valores"*).

The Board of Directors of PRISA has resolved to hold the Annual Shareholders Meeting in Madrid, expected to be held at the second call, on June 30, 2012, at 12.30 pm, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2.

The agenda is as follows:

1.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

2.- Approval of the Board of Directors' management of the company in the 2011 financial year.

3.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4.- Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

5.- Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

6.- Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

7.- Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

8.- Non-binding voting on the Remuneration Policy Report.

9.- Information to the shareholders on amendments to the Regulations of the Board of Directors.

10.- Delegation of powers.

The Board of Directors has likewise decided to delegate joint and several powers to the Chairman of the Board of Directors, the Chief Executive Officer and the Delegated Commission to add other items to the agenda, as well as to delete or amend any of the items approved by the Board of Directors, also agreeing that a notary public shall be present to take the minutes at the Shareholders Meeting pursuant to the provisions of article 203 of the Capital Corporations Act.

By virtue of article 516 of the Companies Act, we are attaching the announcement made public today, as well as the following documents which upon publication of the announcement and pursuant to the provisions of articles 272, 286, 287, 517, 518 and 539 of the Capital Companies Act, article 61 ter of the Securities Market Act and articles 6 and 26 of the General Meeting Regulations, shareholders may examine at the company's offices (Gran Vía, 32, Madrid), consult on the Company's webpage (www.prisa.com) or ask that copies be delivered or sent to them free of charge (ia@prisa.com, or telephone nos. 91-330 1022 and 91 330 1168):

- Full text of the Annual Accounts (balance sheet, profit and loss account, statement of recognised revenue and expenses, statement of changes in equity, cash flow statement and notes thereon) and the Management Report for the 2011 financial year of the Company and its Consolidated Group, as well as the respective reports of the auditor (point First of the Agenda). These documents were filed with the National Securities Market Commission on April, 26, 2012 (with registration No.13454).

- Full text of the proposal of resolutions regarding all the Agenda items that the Board of Directors presents to the General Shareholders' Meeting and report on the amendments to the Regulations of the Board of Directors.

-Full text of Administrators Report related to the Bylaws amendments with the purpose of its adaptation to the changes introduced by Act 25/2011 of 1 August 2011 amending the Capital Companies Act, for the purposes contemplated in articles 286 and 287 of the Capital Companies Act (point Fifth of the Agenda).

Administrators Report for the purposes contemplated in article 26 of the Meeting Regulations (point Sixth of the Agenda).

-Remuneration Policy Report, for the purposes contemplated in article 61 ter of the Securities Market Act (which is submitted to non-binding vote under point Eight of the Agenda).

- Forms and terms for exercise of information, proxy and remote voting rights.

We likewise announce that shareholders may consult the following documents at the company's offices (Gran Vía, 32, Madrid) and on the company webpage: (www.prisa.com):

- 2011 Annual Report on Corporate Governance, which was filed with the National Securities Market Commission on April, 26, 2012 (with registration No.162376).

- 2011 Annual Report of the following Committees: Audit Committee, Corporate Governance Committee and Nominations and Compensations Committee, which are attached hereto.

Madrid, May 29, 2012

PROMOTORA DE INFORMACIONES, SOCIEDAD ANÓNIMA

Call of Ordinary Meeting

By resolution of the Board of Directors of "Promotora de Informaciones, Sociedad Anónima", in fulfilment of the provisions of the Company's Bylaws and General Meeting Regulations, and in accordance with the current Capital Companies Act, the shareholders are called to the Ordinary General Meeting to be held at 12.30 p.m. on 29 June 2012, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on 30 June, on second call.

It is expected that the General Meeting will be held on second call, that is, on June 30, 2012, at the place and time indicated above.

For purposes of articles 173 and 516 of the Capital Companies Act, all shareholders are advised that this notice of call also will be published, inter alia, on the Company's website, the address of which is www.prisa.com.

The matters to be considered at the Meeting will be as set forth in the following

AGENDA

1.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

2.- Approval of the Board of Directors' management of the company in the 2011 financial year.

3.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4.- Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

5.- Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

6.- Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

7.- Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

8.- Non-binding voting on the Remuneration Policy Report.

9.- Information to the shareholders on amendments to the Regulations of the Board of Directors.

10.- Delegation of powers.

SUPPLEMENT TO CALL

In accordance with article 519 of the Capital Companies Act, shareholders representing at least five percent of capital may: (i) request publication of a supplement to this call including one or more points on the Agenda, provided that the new points are accompanied by an explanation or, if applicable, an explained proposed resolution; and (ii) present supported proposed resolutions regarding matters already included or that should be included on the agenda of the meeting that is called. In either situation, if the proposed resolutions require approval by Class B shareholders, the supplement to call will provide for the separate voting of Class A and Class B shareholders. These rights must be exercised by certifiable notice that must be received at the registered office (Gran Vía 32, Madrid 28013) within the five days following publication of this call, identifying the shareholders exercising the right and the number of shares owned by them, and attaching such other documentation as may be appropriate. For these purposes, the shareholders must demonstrate to the Company, also in a certifiable manner, that they represent at least that percentage of capital. The foregoing is understood to be without prejudice to the right of any shareholder during the conduct of the General Meeting to make alternative proposals or proposals on points that are not included on the agenda, on the terms contemplated in the Capital Companies Act.

RIGHT OF ATTENDANCE

The General Meeting may be attended by all shareholders that, individually or collectively, own at least 60 shares, registered in the corresponding book-entry records five days in advance of the date of holding the Meeting, and are in possession of the corresponding attendance card issued by any of the custodians that are members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear), in accordance with the provisions of article 15 of the Bylaws, article 7 of the General Meeting Regulations and article 179 of the Capital Companies Act.

(Free translation from the original in Spanish language)

RIGHT OF REPRESENTATION

Any shareholder entitled to attend may grant a proxy to another person, even if not a shareholder, to attend the General Meeting, by satisfying the requirements and formalities set forth in the Bylaws, the General Meeting Regulations and by law.

The proxy must contain or attach the Agenda.

A proxy may be evidenced in any of the following documents, in all cases with a handwritten signature: (i) the attendance card issued by the custodians participating in Iberclear, (ii) a letter or (iii) the standard form made available by the Company for these purposes to the shareholders, as indicated below in this call. The document evidencing the proxy may be sent by mail to the registered office (addressed to the Oficina de Atención al Accionista, Gran Vía 32, Madrid 28013) or delivered at the entrance to the general meeting site, to the Company's organisers, on the day it is held, before it commences.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, it shall be understood that the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) extends to any off-agenda items that may arise in which case the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

A proxy also may be granted by remote electronic communication by way of the Company's website (www.prisa.com), from 11 June 2012, by completing the standard electronic form available for these purposes on the Company's website. That electronic document must include an electronic signature recognised or provided by any of the certification service providers referred to in the following section on remote voting. A proxy granted by remote electronic means of communication must be in the possession of the Company, at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call.

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the proxy appointed by a shareholder is the Chairman or any other director of the Company, they have a conflict of interest regarding point 8 of the Agenda (Non-binding voting on the Remuneration Policy Report) and, further, may have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

REMOTE VOTING

A shareholder may cast its vote remotely, by complying with the requirements and formalities set forth in article 15 of the Articles of Association, in articles 10 and following of the General Meeting Regulations and by law.

To cast a vote by mail, a shareholder must complete and send to the Company at its registered office (addressed to the Oficina de Atención al Accionista, Gran Vía 32, Madrid 28013) the standard form provided by the Company for these purposes (made available to shareholders as indicated in the following section on the "Information Right" in this call), which will include the information necessary to show status as a shareholder, with the signature of the shareholder being required to be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons, the form must be accompanied by the corresponding document sufficiently showing the representative capacity in which the signatory acts.

The vote also may be cast by remote electronic means of communication, by way of the Company's website (www.prisa.com), from 11 June 2012, for that purpose completing the standard electronic form provided for these purposes on the Company's website. The electronic document sent by the shareholder must include an electronic signature recognised or provided by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the General Police Directorate of the Spanish Ministry of the Interior may also be used.

A remote vote, whether sent by mail or by remote electronic means of communication, must be in the possession of the Company, at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call. Otherwise, the vote will be deemed not to have been cast.

INFORMATION RIGHT

From publication of this call, in compliance with the provisions of articles 272, 286, 287, 516, 517, 518 and 539 of the Capital Companies Act, article 61 ter of the Securities Market Act and articles 6 and 26 of the General Meeting Regulations, the shareholders may examine the following documents at the registered office of the Company (Gran Vía 32, Madrid 28013), consult them on the Company's website (www.prisa.com) and request delivery or sending thereof

without charge (through the Oficina de Atención al Accionista, from 9:30 a.m. to 2:00 p.m. and from 4:30 p.m. to 7:00 p.m., on business days, telephone numbers 91-330.11.68 and 91-330.10.22, e-mail address ia@prisa.com):

- Full text of the Annual Accounts (balance sheet, profit and loss account, statement of recognised revenue and expenses, statement of changes in equity, cash flow statement and notes thereon) and the Management Report for the 2011 financial year of the Company and its Consolidated Group, as well as the respective reports of the auditor (point First of the Agenda).

- Full text of the proposal of resolutions regarding all the Agenda items that the Board of Directors presents to the General Shareholders' Meeting and report on the amendments to the Regulations of the Board of Directors.

- Full text of Administrators Report related to the Bylaws amendments with the purpose of its adaptation to the changes introduced by Act 25/2011 of 1 August 2011 amending the Capital Companies Act, for the purposes contemplated in articles 286 and 287 of the Capital Companies Act (point Fifth of the Agenda).

- Administrators Report for the purposes contemplated in article 26 of the Meeting Regulations (point Sixth of the Agenda).

- Remuneration Policy Report, for the purposes contemplated in article 61 ter of the Securities Market Act (which is submitted to non-binding vote under point Eight of the Agenda).

- Forms and terms for exercise of information, proxy and remote voting rights.

The shareholders also may consult the following documents at the registered office of the company (Gran Vía 32, Madrid 28013), and on the Company's website (www.prisa.com):

- Annual Corporate Governance Report for the 2011 financial year.

- Annual Reports for the 2011 financial year, prepared by the following Committees: Audit Committee, Corporate Governance Committee and Nominating and Compensation Committee.

Until the seventh day prior to the date contemplated for holding the Meeting, the shareholders, in writing, may request information or clarifications from the administrators, or pose questions regarding the matters on the Agenda, regarding the information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the most recent General Meeting (24 June 2011) and regarding the audit report, in accordance with the provisions of articles 197 and 520 of the Capital Companies Act and article 6 of the General Meeting Regulations.

Information requests will comply with the rules established in article 6 of the General Meeting Regulations. To request information, shareholders may use the standard form made available to the shareholders by the Company for these

purposes, as indicated at the beginning of this section on the "Information Right". The person making the request must prove his/her identity in the case of a written request by means of a photocopy of his/her National Identity Document or Passport and, in the case of legal persons, a document that sufficiently proves his/her representative capacity. In addition the person making the request must prove his/her status as a shareholder or provide sufficient details (number of shares, custodian, etc.) to allow verification by the Company.

The information right also may be exercised by remote electronic communication by way of the Company's website (www.prisa.com), from 11 June 2012, by completing the standard electronic form available for these purposes on the Company's website. That electronic document must include an electronic signature recognised or provided by any of the certification service providers referred to in the preceding section on remote voting.

In addition to as indicated above, from the date of publication of the notice of call all of the documentation and information related to the General Shareholders Meeting will be available for consultation on the Company's website (www.prisa.com). In accordance with the provisions of article 518 of the Capital Companies Act, such documentation and information will include this notice of call and the total number of shares and voting rights on the date of the call, broken down by classes of shares.

Also, during the holding of the meeting the shareholders verbally may request of the administrators such information and clarifications as they deem to be appropriate regarding the matters on the agenda, and regarding the information accessible to the public the Company has provided to the National Securities Market Commission since the holding of the most recent General Meeting (24 June 2011) and regarding the auditor's report.

OTHER PROVISIONS ON THE ELECTRONIC MEANS TO EXCERCISE THE INFORMATION, VOTING AND REPRESENTATION RIGHTS

The Company reserves the right to amend, to suspend, to cancel or to restrict the electronic means that are at the disposal of the shareholders to excercise the information, voting and representation rights in the General Shareholders' Meeting when imposed or required by technical or security reasons. Should any of these events occur, it will be announced on the Company's website.

The Company will not be liable for any prejudice that the shareholder may suffer from any breakdown, overload, line failures, connection failures or any other eventuality similar or equal, that are outside the will of the Company, and that prevent the use of the electronic means to excercise the information, voting and representation rights. Therefore, these events will not consititue a deprivation of shareholders' rights.

SHAREHOLDERS' ELECTRONIC FORUM

(Free translation from the original in Spanish language)

In order to comply with article 539(2) of the Capital Companies Act, from publication of this call a Shareholders Electronic Forum will be available on the Company's website (www.prisa.com). Both individual shareholders and such voluntary associations as may be established will be entitled to access it, in order to facilitate their communication prior to the holding of the general meeting. The operating rules of the Forum, and the form to be completed to participate therein, are available on the Company's website.

The Forum is not a channel for communications between the Company and its shareholders, and is provided solely for the purpose of facilitating communication among the Company's shareholders on the occasion of the holding of the Ordinary General Meeting of Shareholders.

DATA PROTECTION

The personal information the shareholders provide to the Company in order to exercise their rights to attend, grant proxies or vote at the General Shareholders Meeting, and for use of the Shareholders Electronic Forum, or that is provided by banking institutions and Securities Companies and Agencies with which the shareholders have arranged for deposit or custody of their shares, or through the entity responsible for maintaining the book-entry records (Iberclear), will be included in a computer database owned by and the responsibility of the Company, the purpose of which is managing general shareholders meetings of the Company and undertaking statistical studies of the Company's shareholdings, as well as managing and supervising the functioning of the Shareholders Electronic Forum. The shareholders may exercise their rights of access, correction, suppression and opposition on the terms established in applicable legislation, in writing addressed to the Company's Oficina de Atención al Accionista, located at the registered office (Gran Vía 32, Madrid 28013).

Such information as is necessary for purposes of the notarial minutes of the general shareholders meeting will be provided to the notary.

PRESENCE OF A NOTARY

The Board of Directors has resolved to have a notary present at the Meeting, in accordance with the provisions of article 203 of the Capital Companies Act and article 15 of the General Meeting Regulations, to prepare the minutes of that Meeting.

Madrid, 28 May 2012
Mr. Iñigo Dago Elorza
General Secretary and Secretary of the Board of Directors.

PROMOTORA DE INFORMACIONES, S.A.

ANNUAL GENERAL SHAREHOLDERS MEETING

JUNE 30, 2012

PROPOSED RESOLUTIONS

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. has resolved to submit the following PROPOSED RESOLUTIONS at the ORDINARY GENERAL SHAREHOLDERS' MEETING to be held on June 30, 2012.

The Board of Directors likewise passed a resolution to grant joint and several powers to the Chairman of the Board, the Chief Executive Officer and the Delegated Commission to add other proposed resolutions, as well as to delete, amend or alter any of the proposals set forth below.

(Free translation from the original in Spanish language)

ONE

Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

a) To approve the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2011, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

	Amount
Distribution basis-	
Losses for the year	616,903
Distribution-	
To voluntary reserves	616,903

c) To distribute the minimum dividend of Class B convertible non-voting shares, for the year 2011, before September 30, 2012, at the time and manner determined by the Board of Directors, all in accordance with the provisions of article 6 of the Bylaws.

TWO

Approval of the Board of Directors' management of the company in the 2011 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

THREE

Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

As provided in Article 264 of the Companies Act and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No. recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2012

FOUR

Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

In accordance with Article 11 bis of the Companies Act approve the Company´s website with address www.prisa.com

FIVE

Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

"Amendment of the following articles of the Bylaws, which shall read as follows:

Article 12. Powers

Shareholders at General Shareholders' Meetings comprise the highest sovereign body of the Company. The General Meeting shall decide all matters attributed it in these Bylaws, in its own Regulation or by Law, and particularly the following matters:

a) Approval of the annual accounts, the consolidated annual accounts, the Board of Directors' management, and the proposed distribution of profits.

b) Determination of the number of members on the Board of Directors.

c) Appointment and removal of Directors, as well as the ratification or revocation of the Board of Directors' provisional appointment of Directors.

d) Appointment and re-election of Auditors.

e) Capital increases or reductions; bonds issues and, in general, any type of securities issues, including preference interests; conversion; merger; spin-off or dissolution of the Company; and any amendment of the Bylaws.

f) Authorization of the Board of Directors to approve a capital increase pursuant to the Companies Act and to issue bonds of any class and to delegate to the Board of Directors any other powers pursuant to the Law and the Bylaws.

g) Approval and amendment of the General Shareholders' Meeting Regulation, in accordance with the Law and the Bylaws.

h) Annual approval of the Board of Directors' remuneration, pursuant to Article 19 of the Bylaws.

i) Authorization of Directors' remuneration consisting in granting shares or stock options, or remuneration pegged to share value.

j) The exercise of any other powers attributed to the Shareholders' Meeting by Law or in the Bylaws, and examining and deciding any other matter that the Board of Directors deems should be considered or resolved at a Shareholders' Meeting that is considered to be especially relevant in the interests of the Company.

Article 13.- Types of Shareholders' Meetings

General Shareholders' Meetings may be ordinary or extraordinary. They shall be called and shall be held in the manner determined by Law, in these Bylaws and in the internal regulations of the Company. It is mandatory to hold an Ordinary General Shareholders Meeting on the date set by the Board of Directors and within the term set forth in Article 164 of the Law.

Extraordinary General Shareholders Meetings shall be held when the Board of Directors deems one warranted or at the request of shareholders representing at least 5% of share capital, expressing in their request the matters to be discussed at the meeting. In such case the meeting called shall be held within two months after a notarized request for a meeting has been submitted to the directors, and the agenda must include the matters specified in that request.

Article 14.- Preparation of the General Shareholders' Meeting

All General Shareholders' Meetings shall be called within the time periods and in the manner set forth in the Law, the Bylaws and the General Shareholders' Meeting Regulation.

The notice of meeting shall state the Company's name, the place, date and time that the meeting is to be held, the agenda listing the items to be discussed, the office or offices held by the person or persons convening the meeting and other legally required mentions.

Shareholders representing a minimum of 5% percent of the total share capital may request that a supplement to the notice of an Ordinary Shareholders Meeting be issued to include one or more additional items on the agenda, provided that the new items are accompanied by the pertinent reasoning or a reasoned proposal for decision. This right cannot be exercised in connection with a call for an extraordinary general meeting. This right shall be exercised through a notice issued by any reliable means, received at the company's registered offices within five days following publication of the initial notice of meeting. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

Within the same term stipulated in the preceding paragraph, shareholders representing at least 5% of share capital may submit grounded proposals for decision on items that are already included or that need to be included on the agenda for the general meeting that has been called. The Company must ensure disclosure of those proposals for decision and any attached documents to all the shareholders, in accordance with the provisions of article 19 of the Companies Act and with the General Shareholders' Meeting Regulation.

Prior to or during the meeting, shareholders may request the reports, documents or clarification that they deem warranted, as provided in the Law.

Nevertheless, the meeting shall be deemed to have been validly convened and called to order to discuss any matter, provided that shareholders representing all of the share capital are present and the attendees unanimously agree to hold the meeting, pursuant to Article 178 of the Companies Act.

Article 15.- Holding General Shareholders' Meetings

a) Place. Meetings shall be held at the venue indicated in the notice within the city in which the Company has its registered offices or elsewhere, on the stipulated day and time, unless it is a Universal Meeting.

b) All shareholders holding a minimum of 60 shares, registered on the corresponding stock ledger five days prior to the meeting, and who have obtained the corresponding attendance card may attend a General Meeting.

The Board of Directors shall attend the meeting. The Chairman of a General Meeting may authorize the attendance of any person he deems warranted; however shareholders at the meeting may revoke that authorization.

c) Proxies: Shareholders may authorize another person to act for them as proxies, complying with the requisites and formalities required in these Bylaws, the General Shareholders' Meeting Regulation and the Law. Grant of proxy shall be valid for a specific General Shareholders' Meeting. This requisite shall not apply when the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain. Grant of proxy must be indicated in writing on any of the following documents that in any case shall bear the grantor's signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) the standard form that for that purpose the company makes available to shareholders, and can also be conferred by any electronic means of communication. In that case, the requisites for electronic voting shall be applicable, provided it is not incompatible with the type of proxy.

The shareholder's appointment of the proxy and notice to the company of that appointment may be done in accordance with the provisions of the General Shareholders' Meeting Regulation.

d) Quorum. Without prejudice to the procedures set forth in the Law for special cases, a General Shareholders' Meeting may be held on the initial date and time stated in the notice when shareholders or proxies representing at least 25% of the subscribed shares having voting rights are present. On the second date and time stated in the notice, a General Shareholders' Meeting may be validly held regardless of capital in attendance.

e) Chairing the meeting. The Chairman of the Board of Directors shall chair shareholders meetings and, in his absence, the Vice Chairman, if any, shall preside and, in the absence of both of them, the director who is present and has the most seniority. In the absence of all of the foregoing, the shareholders shall designate a shareholder to preside at the meeting.

The person presiding at the meeting shall submit all items on the agenda for deliberation and shall direct the debates so that the meeting transpires in an orderly fashion. In that regard he shall enjoy the appropriate powers of order and discipline.

The person presiding at the meeting shall be assisted by a secretary, who shall be the Secretary to the Board of Directors or, if absent, the Deputy Secretary to the Board, if any, and if not, a person designated by the shareholders at the meeting.

The Presiding Board shall consist of the person presiding at the meeting, the secretary and all other members of the Board of Directors in attendance.

f) Voting by mail or electronic means. Shareholders may vote by post or by electronic means on the proposed resolutions appearing as items on the Agenda at any type of shareholder meeting. The identity of the party exercising voting rights must be ensured in accordance with the requirements set forth in the General Shareholders' Meeting Regulation. Electronic votes shall be cast using a recognized electronic signature or any type of guarantee that the Board of Directors deems appropriate to ensure the authenticity and identification of the shareholder exercising his voting rights. Shareholders using distance voting shall be deemed present when determining whether a quorum for the meeting exists. Votes cast using such methods must have been received at the Company's registered offices at least twenty-four hours prior to the initial day and time on which the meeting is to be held. If not, the vote shall be deemed as not having been cast. The Board of Directors may set an earlier deadline on the notice announcing the shareholders' meeting.

The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable voting and appointment of proxies by electronic means. Specifically, among others, the Board of Directors may regulate the use of guarantees other than electronic signatures in the casting of electronic votes.

The rules implemented by the Board of Directors pursuant to this section shall be published on the company webpage.

g) Voting. The person presiding at the meeting shall announce the voting results, summarizing the number of votes in favor and against the proposed resolution by reading the results aloud.

The General Shareholders' Meeting Regulation shall set forth the procedures and systems for counting the votes cast on the proposed resolutions.

h) Resolutions. Resolutions shall be adopted by vote of the majority of shares represented as required in these Bylaws or in the Companies Act. Each share having voting rights, present or represented by proxy at the General Meeting, shall be entitled to one vote.

The adoption of resolutions shall require the favorable vote of half plus one of the shares having voting rights, present or represented by proxy at the General Meeting, except in the cases in which these Bylaws or the Law require a reinforced majority.

Article 17.- Nature, number of members and officers

The Board of Directors shall manage, direct and represent the Company, without prejudice to the powers that pursuant to the Law or the Bylaws shall be exercised by shareholders at General Shareholders' Meetings.

The Board shall have a minimum of three and a maximum of seventeen members, who shall be appointed by and whose number shall be determined at the Shareholders'

Meeting. In that regard, the shareholders may expressly determine the number at a Meeting, or may do so indirectly by choosing to fill or not to fill vacancies or to appoint or not to appoint new Directors within the aforementioned minimum and maximum number of members.

The Board of Directors shall appoint a Chairman from among its members and may likewise appoint one or several deputy chairmen. It may also appoint a Delegated Committee from one of its members, or one or several Chief Executive Officers, to whom the Board may grant joint or joint and several powers to represent the Company.

The Board shall also appoint a secretary, who need not be a board member, and may appoint a deputy secretary, who likewise need not be a board member.

The Board of Directors shall approve the Regulations governing its organization and procedures.

Article 20. Representation of the Company

In accordance with Article 234 of the Companies Act, the Board of Directors shall represent the Company, whether in court or otherwise. Thus it is granted broad powers to manage, direct, administer assets and represent the Company, with the capacity to enter into all types of transactions and contracts to dispose of or acquire absolute ownership of all types of personal or real property, securities, currencies or negotiable instruments. These broad powers of representation shall consequently extend to mercantile, commercial, or banking transactions, including those generally requiring express power of attorney, and shall suffice to encumber or mortgage property, reach settlements, acquire interests in other companies, decide to exercise administrative and judicial actions at all instances, file appeals at both the Supreme Court and Constitutional Court, testify in court as a party to the proceedings, or guarantee third-party transactions, with no limitations other than those set forth in the Law.

The Board of Directors may, even when exercising delegated powers, grant and withdraw general or special powers of attorney with the powers it determines, including the power to totally or partially substitute or limit those powers in accordance with the Law.

The Board of Directors may not delegate its obligation to render accounts, present balance sheets at General Shareholders' Meetings nor any powers that the shareholders may have granted it without being expressly authorized to do so.

Article 22. Board Meetings

The Board shall meet at least once every quarter and whenever the Chairman deems it warranted, or when requested by two or more directors or by the Chief Executive Officer. In the latter two cases, the Chairman shall not delay issuing a notice of meeting more than five days from the date that the request is received.

Notice of board meetings including the agenda for the meeting shall be issued by the Chairman or his substitute, by fax, telegram, e-mail, or registered mail to each and all of the directors at least seven days prior to the date of the meeting.

Under urgent circumstances and at the Chairman's discretion, a board meeting may be called without the aforementioned prior notice, indicating the matters to be discussed.

Directors making up at least one-third of the members of the board of directors may call a board meeting, stating the agenda for the meeting to be held in the place where the company has its registered office, if the chairperson fails, without justification, to call a meeting within one month from being requested to do so.

Article 29 ter.- Web Page

The Company shall maintain a web page to provide information to shareholders and investors (www.prisa.com), which shall include the documents and information required under the Law, including at least the following:

a) Current Bylaws

b) General Shareholders' Meeting Regulation

c) Board of Directors Regulation

d) Annual financial report and all other financial statements that the Company issues and releases periodically.

e) Internal Code of Conduct for Securities Markets

f) Corporate governance reports

g) Documents concerning ordinary and extraordinary shareholders' meetings, with information concerning the agenda, the Board of Directors' proposals, as well as any other relevant information that shareholders may require in order to cast their votes.

h) Information concerning the content of shareholders meetings previously held, and especially concerning the composition of the meeting when called to order, the resolutions adopted, and the number of votes cast for and against each of the proposed resolutions on the agenda.

i) The means of communication existing between the Company and shareholders and, especially, information to enable shareholders to exercise their right of information, indicating postal and email addresses to which shareholders may send queries.

j) The means and procedures for appointing proxies at shareholders' meetings.

k) The means and procedures for exercising distance voting including, when applicable, those implemented to verify attendance and voting by electronic means at shareholders' meetings.

l) Relevant events disclosed to the National Securities Market Commission."

SIX

Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

"Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulation which shall read as follows:

Article 4. Call.

4.1. The General Meetings shall be called by the Board of Directors, which shall set out the agenda.

The Board of Directors shall call the Ordinary Meeting on the terms laid down under the Law, and the Extraordinary Meeting shall always be requested by a notarial process by a number of shareholders who hold, at least, five per cent of the share capital. In this case, the Board of Directors shall call the Meeting to be held within the two months following the date on which it would have been requested by a notary process to such end, and it shall draw up the agenda that shall necessarily set out the business that may have been the object of the request.

4.2. If the Ordinary or Extraordinary General Meetings are not called in the time period in accordance with the terms set out in point 4.1 above, this may be undertaken by a Judge of First Instance of the district where the company registered office is located, on the terms set down in Law.

Article 5. Publication of the Notice of Meeting.

5.1. Both the Ordinary and Extraordinary General Meetings shall be called by the Board of Directors by means of an announcement published in in at least the following: a) The Official Bulletin of the Commercial Registry or a leading daily newspaper in Spain, b) The Spanish Securities Market Commission's website and c) The website of the Company.

General meetings must be convened at least one month before the date they are to be held. The announcement is to state the date, as applicable, on which the Meeting will be held at second call, as appropriate. In this case, there shall be a period of at least 24 hours between the first and the second meeting.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of an Ordinary General Meeting be issued including one or more additional items on the agenda, provided that the new items are accompanied by the pertinent reasoning or a reasoned proposal for decision. This right cannot be exercised in connection with a call for an extraordinary general meeting.

This right must be exercised by means of certified notice received at the company's registered offices within five days following publication of the Notice of Meeting. The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

5.2 Within the same term stipulated in section 5.1 above, shareholders representing at least 5% of share capital may submit grounded proposals for decision on items that are already included or that need to be included on the agenda for the general meeting that has been called. The Company must ensure disclosure of those proposals for decision and any attached documents to all the shareholders, in accordance with the provisions of article 6.6 of these Regulations.

5.3. The announcement of the meeting shall state the company's name, the place, date and time of the meeting of the first call, and as appropriate, of the second one. It shall furthermore contain the agenda for the meeting listing the items to be discussed, the office or offices held by the person or persons convening the meeting, and must state the deadline by which shareholders must have shares registered in their name, to be able to attend and vote at the general meeting, and the other requirements demanded by the Law, the Bylaws and these Regulations.

The announcement for the call for the General Meeting shall state the right that corresponds to the shareholders, from the date of the publication thereof, immediately and free of charge, to obtain the documentation required by the Law and the Bylaws and the address of the company's website where the information will be available.

It shall likewise include the necessary data regarding the Shareholders' Service Office, and state the telephone numbers, electronic mail address, offices and timetable for opening hours.

Likewise, the announcement must also clearly and accurately set out the formalities that shareholders must perform to be able to attend and vote at the general meeting, including particularly the requirements demanded by article 517 of the Companies Act.

Article 6. Shareholders' right to information prior to the holding of the Meeting.

6.1. The shareholders are able, by means of a written communication, to request information or clarifications from the directors up to seven days prior to the holding of the Meeting, or to ask questions about the business contained on the agenda and concerning the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting and concerning the auditor's report.

6.2. The information requested in conformity with the terms of this article shall be provided to the requesting party by the Board of Directors or, by means of delegation from the same, by any of its members empowered to such effect or by its Secretary. The information shall be submitted in writing, within the period that runs to the day of the holding of the General Meeting, through the Shareholders' Service Office.

6.3. Nevertheless, it shall be possible to refuse to provide the information requested in the cases covered by article 19.3 of these Regulations.

6.4. The requesting party shall substantiate its identity in the case of a written information request, by means of a photocopy of his National Identification Document

or Passport and – if legal persons are concerned – a document that sufficiently substantiates the representation thereof.

Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

6.5. In the case of the right to information being exercised by means of electronic correspondence or another form of telematics communication, a similar procedure shall be used to that laid down in article 11.2 of these Regulations and the identity of the shareholders shall be accredited in accordance with the same requirements as set out in the aforesaid article 11.2.

6.6. From the date of publication of the announcement of the call, and until that general meeting is held, the web page of the Company shall feature continuously –in addition to any other mandatory documents, the following:

a) *the announcement of the call*
b) *the total number of shares and voting rights on the date of the call for the general meeting, broken down by share class, if any.*
c) *the documents to be submitted to the general meeting, particularly the directors' report, auditor's report and independent expert's report.*
d) *the full texts of the proposals for decision, or failing such texts, a report by the governing bodies detailing each of the items on the agenda. Any proposals for decision submitted by shareholders will also be included as they are received.*
e) *the forms to be used for voting by proxy and remote voting.*

The documentation provided in the preceding paragraphs c), d) and e) shall also be forwarded to the Spanish Securities and Exchange Commission.

The publication of the proposals of resolutions shall not exclude the amendment thereof prior to the General Meeting, if this is legally possible.

6.7. On occasion of the convening of the General Shareholders Meeting, as foreseen in Law and in the terms in which it is developed technically and legally, the website must include a shareholders' electronic forum, accessible by individual shareholders and any voluntary associations established by them, designed to facilitate their communication prior to general meetings. The forum may include motions to be tabled in addition to the agenda announced in the meeting notice, requests for support for such motions, initiatives to gain sufficient percentage to exercise the minority voting right established by law, as well as offers or requests for voluntary representation. The Board of Directors must determine the rules governing at all times, the Forum enabled the general meeting, which will be publicized on the website.

Article 8. Proxies

8.1. Shareholders may authorize another person to act on their behalf as a proxy. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor's signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or

iii) the standard form that for that purpose the company makes available to shareholders.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor's signature, in one of the documents mentioned in the first paragraph of this article. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

If the proxy is filled in favor of the Board of Directors or if no names are expressly indicated, it will be understood that the proxy is granted to the Chairman of the Board.

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

8.2. If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

8.3. Proxy granted to persons ineligible to exercise this right pursuant to the Law shall be invalid and have no effect.

8.4. Proxy may also be granted by electronic means of distance communication according to the procedures set forth in Article 11.2. of this Regulation, provided that they are not incompatible with the type of proxy, and the shareholders' identity shall be verified with the same requisites provided in the aforementioned Article 11.2., the term set forth in Article 11.3. of this Regulation for the valid receipt of the proxy card likewise being applicable. To identify the proxy appointed by a shareholder, should be necessary to complete the identifying information required for such purposes in the electronic form.

8.5. Proxy may always be revoked, and will be considered to have been so if a shareholder who has granted proxy attends a meeting in person.

8.6. The proxy may act for more than one shareholder with no restrictions on the number of shareholders represented. Where a proxy represents several shareholders, the proxy may issue differing votes, depending on the instructions received from each shareholder.

8.7. The number of shares represented will count for the purposes of quorum at the general meeting.

8.8. The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available

technology, in order to enable proxy to be granted electronically, and adjusting them when warranted to any norms that may be issued in that regard.

Specifically, the Board of Directors may (i) regulate the use of guarantees with respect to electronic signatures for granting proxy through electronic correspondence and (ii) set an earlier deadline for receiving proxies granted by mail or electronically.

8.9. The person presiding at the meeting and the secretary of the Shareholder's Meeting shall have broad powers to judge the validity of the documents or means used for authorizing proxies.

8.10. Likewise, a financial services entity, in its capacity as a professional financial intermediary, may exercise voting rights in a listed public limited company on behalf of its client, whether an individual or a legal entity, where the client appoints that entity as proxy. In this case, a financial intermediary may cast differing votes for its clients, in compliance with any differing voting instructions it receives. It must advise the Company, within the seven days before the date for which the general meeting has been called, of how it will vote, given notice of the identity of each client, the number of shares whose voting rights it will exercise on behalf of those clients, and the voting instructions that the intermediary has received, if any.

Article 9. Proxy Solicitations

9.1. Proxy solicitations shall in all instances conform to the provisions of the Companies Act and all other applicable legislation.

9.2. In addition to compliance with the duties provided for by article 523 of the Capital Companies Act, in the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

In any case directors will be considered affected by a conflict of interest with respect to the following decisions:

- *His appointment, re-appointment or ratification of his appointment to the Board of Directors.*
- *His dismissal, expulsion or removal from the Board of Directors.*
- *A derivative suit against him.*
- *The approval or ratification, when warranted, of related-party transactions between the Company and the director in question, or with companies he controls or represents, or with persons acting on his behalf.*

Article 19. Requests for Information during Shareholders' Meetings.

19.1. During their turns to speak shareholders may orally request any information or clarification that they deem warranted concerning the items on the agenda and also regarding the publicly available information that the Company has submitted to the

Spanish Securities Market Commission since the most recent general meeting and regarding the auditor's report.

19.2. Directors shall be obliged to provide the requested information, unless it is not available during the meeting, in which case directors shall be obliged to provide that information in writing with seven days following the end of the Meeting, without prejudice to the provisions of the following paragraph.

19.3. Information need not be provided when publicizing information requested by the shareholders may be harmful to the Company's interests. However, information may not be denied for that reason when the request is supported by shareholders representing at least twenty-five per cent of share capital.

Likewise, directors will not be obliged to answer specific questions from shareholders where the information requested was clearly and directly available in advance to all shareholders on the company's website in a question and answer format.

19.4. Information or clarification requested from directors shall be provided by the Chairman, the Chief Executive Officer, the Secretary, or if the Chairman so requests, from a director, the chairman of the Audit Committee or any employee or expert in the matter.

19.5. The Chairman shall decide the order of the responses to shareholders' requests, and whether responses will be offered after each turn to speak or together, after the last speaker has finished. Shareholders shall not have rebuttal rights, unless the Chairman decides to grant them based on the importance of the matter.

Article 24. Publishing of Resolutions

Without prejudice to the entry of those resolutions that can be inscribed in the Companies Register, and the legal provisions concerning the publishing of the company resolutions that may be applicable, the Company shall – on the same day of the holding of the Meeting or the working day immediately thereafter – forward the text of the resolutions approved to the Spanish Securities and Exchange Commission, by means of the corresponding communication of relevant information. The text of the resolutions and the outcome of the voting shall likewise be made available in full through the Company web page, within five days following the end of the General Meeting."

SEVEN

Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

1. To revoke the authorisation granted by the Extraordinary General Meeting of 27 November 2010, in section 2 of point seventh of the agenda therefor (Authorisation for direct or indirect derivative acquisition of own shares, within the legal limits and requirements), to the extent not used.

2. To authorise derivative acquisition of Class A and/or Class B shares of the Company, directly or through any of its subsidiaries, by purchase or by any other inter vivos act for consideration, for a maximum term of 5 years from the holding of this Meeting.

3. To approve the limits or requirements for these acquisitions, which will be as follows:

- The par value of the shares acquired directly or indirectly, added to that of those already held by the Company and its subsidiaries and, if applicable, the controlling company and its subsidiaries, at no time will exceed the permissible legal maximum.

- The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

- A restricted reserve may be established within net worth in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve shall be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authorising.

- The acquisition price may not be less than par value or more than 20 percent higher than market price. The transactions for the acquisition of own shares will be accordance with the rules and practices of the securities markets.

All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.

4. Express authorisation is granted for the Class A and/or Class B shares acquired by the Company or its subsidiaries pursuant to this authorisation, and those owned by the Company at the date of holding this General Meeting, to be used, in whole or in part, to facilitate fulfilment of the Plan for delivery of shares approved by the Extraordinary General Meeting of 27 November 2010.

EIGHT

Non-binding voting on the Remuneration Policy Report.

In accordance with Article 61 ter of the Securities Market Law, approve in an advisory capacity, the Remuneration Policy Report approved by the Board of Directors, on a proposal from the Nominations and Compensations Committee, regarding the remuneration policy of the Board of Directors and Management Team for 2012, with information on how the remuneration policy applied during the year 2011, whose full text was made available to the shareholders along with the rest of the documentation of this general meeting.

NINE

Information to the Shareholders on amendments to the Regulations of the Board of Directors.

In accordance with Article 528 of Companies Act, the General Shareholders Meeting is informed that the Regulation of the Board of Directors of Promotora de Informaciones, SA has been amended by resolution of the Board of Directors held on June 24, 2011, mainly for:

i. Regarding the qualification of the different types of Directors, refers to the definitions settled in the Unified Code of Good Governance, and additionally, to the extent that the Company's Shares are listed, directly or indirectly, through other financial instruments in the New York Stock Exchange (NYSE), provides that the Company will adjust the definitions of the type of directors to the definitions approved by that Stock Exchange.

ii. Develop the powers of the President, in the context of its functions of organizing the Board.

iii. Modify the denomination of the Executive Commission to Delegated Commission and to carry out certain modifications in its composition.

iv. Develop standards relating to attendance in person or by proxy, at meetings of the Board.

v. Delete the figure of the Honorary Director

vi. Modify some aspects of the composition and powers of the Audit Committee.

vii. Split the Corporate Governance, Nominations and Compensations Committee into two different Committees: one on Corporate Governance and another on Nominations and Compensations with the corresponding split of powers, to its adaptation to the modifications of the Bylaws approved by the General Shareholders Meeting held on June 24, 2011

TEN

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri, the Secretary Mr. Iñigo Dago Elorza and the Deputy Secretary Mr. Carlos Ulecia Palacios joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

REPORT ISSUED BY THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. CONCERNING THE PROPOSED AMENDMENTS TO THE BYLAWS REFERRED TO AS ITEM FIVE ON THE AGENDA OF THE GENERAL ORDINARY SHAREHOLDERS MEETING TO BE HELD ON JUNE 29, 2012 AND JUNE 30, 2012, IN AN INITIAL AND SECOND QUORUM CALL, RESPECTIVELY.

I. Object of the Report

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. (hereinafter, **Prisa** or the **Company**) is issuing this report to justify, pursuant to article 286 of the Capital Corporations Act, the proposed amendments to the Company Bylaws included as item five on the Agenda, to be submitted for approval at the General Ordinary Shareholders Meeting to be held on June 29, 2012 at 12.30 p.m in an initial quorum call, or on June 30, 2012 at the same time, in a second quorum call.

II. Objective and justification for the proposal

The proposed amendments to the Company Bylaws to be submitted for approval at the General Ordinary Shareholders Meeting, seeks to adapt the Bylaws to the Capital Companies Act modified by Law 25/2011[1], approved by Parliament and published in BOE after the holding of the last general shareholders meeting. Likewise, the Board of Directors considers appropriate to take advantage of the aforesaid amendments to the Bylaws to correct some wording deficiencies.

The amendments referred to are the following:

- Article 12, correcting the wording of paragraph h) in the sense that deleting the reference made to a second paragraph of Article 19.
- Article 13, extending from one to two months the period of notice of certain Shareholders Meetings, also specifying the matters to be included in the agenda.
- Article 14, by completing the information which must be included in the notice of the Board, and incorporating certain rights by law to shareholders representing more than 5% of the capital.
- Article 15, specifying that the representation may be granted to a person that does not attend the status of shareholder, providing different types of documents where can be stated the proxy and picking up the legal process of communication to the Company of the shareholder representative.

---

[1] *"Ley 25/2011 de reforma parcial de la Ley de Sociedades de Capital y de incorporación de la Directiva 2007/36/CE del Parlamento Europeo y del Consejo sobre el ejercicio de determinados derechos de los accionistas de sociedades cotizadas"*

- Article 17, using the new name of Delegated Committee *("Comisión Delegada")*
- Article 20, adapting the reference in Article 129 of the former Corporations Law to Article 234 of the Capital Companies Act and providing that the Board may decide to exercise administrative and judicial actions at all instances.
- Article 22, specifying the possibility that at least one third of the directors to convene the Board of Directors.
- Article 29 ter, indicating the URL of the corporate website of the Company.

III. Proposed resolution to be submitted for approval at the shareholders meeting

"Amendment of the following articles of the Bylaws, which shall read as follows:

Article 12. Powers

Shareholders at General Shareholders' Meetings comprise the highest sovereign body of the Company. The General Meeting shall decide all matters attributed it in these Bylaws, in its own Regulation or by Law, and particularly the following matters:

a) Approval of the annual accounts, the consolidated annual accounts, the Board of Directors' management, and the proposed distribution of profits.

b) Determination of the number of members on the Board of Directors.

c) Appointment and removal of Directors, as well as the ratification or revocation of the Board of Directors' provisional appointment of Directors.

d) Appointment and re-election of Auditors.

e) Capital increases or reductions; bonds issues and, in general, any type of securities issues, including preference interests; conversion; merger; spin-off or dissolution of the Company; and any amendment of the Bylaws.

f) Authorization of the Board of Directors to approve a capital increase pursuant to the Companies Act and to issue bonds of any class and to delegate to the Board of Directors any other powers pursuant to the Law and the Bylaws.

g) Approval and amendment of the General Shareholders' Meeting Regulation, in accordance with the Law and the Bylaws.

h) Annual approval of the Board of Directors' remuneration, pursuant to Article 19 of the Bylaws.

i) Authorization of Directors' remuneration consisting in granting shares or stock options, or remuneration pegged to share value.

j) The exercise of any other powers attributed to the Shareholders' Meeting by Law or in the Bylaws, and examining and deciding any other matter that the Board of Directors deems should be considered or resolved at a Shareholders' Meeting that is considered to be especially relevant in the interests of the Company.

Article 13.- Types of Shareholders' Meetings

General Shareholders' Meetings may be ordinary or extraordinary. They shall be called and shall be held in the manner determined by Law, in these Bylaws and in the internal regulations of the Company. It is mandatory to hold an Ordinary General Shareholders Meeting on the date set by the Board of Directors and within the term set forth in Article 164 of the Law.

Extraordinary General Shareholders Meetings shall be held when the Board of Directors deems one warranted or at the request of shareholders representing at least 5% of share capital, expressing in their request the matters to be discussed at the meeting. In such case the meeting called shall be held within two months after a notarized request for a meeting has been submitted to the directors, and the agenda must include the matters specified in that request.

Article 14.- Preparation of the General Shareholders' Meeting

All General Shareholders' Meetings shall be called within the time periods and in the manner set forth in the Law, the Bylaws and the General Shareholders' Meeting Regulation.

The notice of meeting shall state the Company's name, the place, date and time that the meeting is to be held, the agenda listing the items to be discussed, the office or offices held by the person or persons convening the meeting and other legally required mentions.

Shareholders representing a minimum of 5% percent of the total share capital may request that a supplement to the notice of an Ordinary Shareholders Meeting be issued to include one or more additional items on the agenda, provided that the new items are accompanied by the pertinent reasoning or a reasoned proposal for decision. This right cannot be exercised in connection with a call for an extraordinary general meeting. This right shall be exercised through a notice issued by any reliable means, received at the company's registered offices within five days following publication of the initial notice of meeting. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

Within the same term stipulated in the preceding paragraph, shareholders representing at least 5% of share capital may submit grounded proposals for decision on items that are already included or that need to be included on the agenda for the general meeting that has been called. The Company must ensure disclosure of those proposals for decision and any attached documents to all the shareholders, in accordance with the provisions of article 19 of the Companies Act and with the General Shareholders' Meeting Regulation.

Prior to or during the meeting, shareholders may request the reports, documents or clarification that they deem warranted, as provided in the Law.

Nevertheless, the meeting shall be deemed to have been validly convened and called to order to discuss any matter, provided that shareholders representing all of the share capital are present and the attendees unanimously agree to hold the meeting, pursuant to Article 178 of the Companies Act.

Article 15.- Holding General Shareholders' Meetings

a) Place. Meetings shall be held at the venue indicated in the notice within the city in which the Company has its registered offices or elsewhere, on the stipulated day and time, unless it is a Universal Meeting.

b) All shareholders holding a minimum of 60 shares, registered on the corresponding stock ledger five days prior to the meeting, and who have obtained the corresponding attendance card may attend a General Meeting.

The Board of Directors shall attend the meeting. The Chairman of a General Meeting may authorize the attendance of any person he deems warranted; however shareholders at the meeting may revoke that authorization.

c) Proxies: Shareholders may authorize another person to act for them as proxies, complying with the requisites and formalities required in these Bylaws, the General Shareholders' Meeting Regulation and the Law. Grant of proxy shall be valid for a specific General Shareholders' Meeting. This requisite shall not apply when the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain. Grant of proxy must be indicated in writing on any of the following documents that in any case shall bear the grantor's signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) the standard form that for that purpose the company makes available to shareholders, and can also be conferred by any electronic means of communication. In that case, the requisites for electronic voting shall be applicable, provided it is not incompatible with the type of proxy.

The shareholder's appointment of the proxy and notice to the company of that appointment may be done in accordance with the provisions of the General Shareholders' Meeting Regulation.

d) Quorum. Without prejudice to the procedures set forth in the Law for special cases, a General Shareholders' Meeting may be held on the initial date and time stated in the notice when shareholders or proxies representing at least 25% of the subscribed shares having voting rights are present. On the second date and time stated in the notice, a General Shareholders' Meeting may be validly held regardless of capital in attendance.

e) Chairing the meeting. The Chairman of the Board of Directors shall chair shareholders meetings and, in his absence, the Vice Chairman, if any, shall preside and, in the absence

of both of them, the director who is present and has the most seniority. In the absence of all of the foregoing, the shareholders shall designate a shareholder to preside at the meeting.

The person presiding at the meeting shall submit all items on the agenda for deliberation and shall direct the debates so that the meeting transpires in an orderly fashion. In that regard he shall enjoy the appropriate powers of order and discipline.

The person presiding at the meeting shall be assisted by a secretary, who shall be the Secretary to the Board of Directors or, if absent, the Deputy Secretary to the Board, if any, and if not, a person designated by the shareholders at the meeting.

The Presiding Board shall consist of the person presiding at the meeting, the secretary and all other members of the Board of Directors in attendance.

f) Voting by mail or electronic means. Shareholders may vote by post or by electronic means on the proposed resolutions appearing as items on the Agenda at any type of shareholder meeting. The identity of the party exercising voting rights must be ensured in accordance with the requirements set forth in the General Shareholders' Meeting Regulation. Electronic votes shall be cast using a recognized electronic signature or any type of guarantee that the Board of Directors deems appropriate to ensure the authenticity and identification of the shareholder exercising his voting rights. Shareholders using distance voting shall be deemed present when determining whether a quorum for the meeting exists. Votes cast using such methods must have been received at the Company's registered offices at least twenty-four hours prior to the initial day and time on which the meeting is to be held. If not, the vote shall be deemed as not having been cast. The Board of Directors may set an earlier deadline on the notice announcing the shareholders' meeting.

The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable voting and appointment of proxies by electronic means. Specifically, among others, the Board of Directors may regulate the use of guarantees other than electronic signatures in the casting of electronic votes.

The rules implemented by the Board of Directors pursuant to this section shall be published on the company webpage.

g) Voting. The person presiding at the meeting shall announce the voting results, summarizing the number of votes in favor and against the proposed resolution by reading the results aloud.

The General Shareholders' Meeting Regulation shall set forth the procedures and systems for counting the votes cast on the proposed resolutions.

h) Resolutions. Resolutions shall be adopted by vote of the majority of shares represented as required in these Bylaws or in the Companies Act. Each share having voting rights, present or represented by proxy at the General Meeting, shall be entitled to one vote.

The adoption of resolutions shall require the favorable vote of half plus one of the shares having voting rights, present or represented by proxy at the General Meeting, except in the cases in which these Bylaws or the Law require a reinforced majority.

Article 17.- Nature, number of members and officers

The Board of Directors shall manage, direct and represent the Company, without prejudice to the powers that pursuant to the Law or the Bylaws shall be exercised by shareholders at General Shareholders' Meetings.

The Board shall have a minimum of three and a maximum of seventeen members, who shall be appointed by and whose number shall be determined at the Shareholders' Meeting. In that regard, the shareholders may expressly determine the number at a Meeting, or may do so indirectly by choosing to fill or not to fill vacancies or to appoint or not to appoint new Directors within the aforementioned minimum and maximum number of members.

The Board of Directors shall appoint a Chairman from among its members and may likewise appoint one or several deputy chairmen. It may also appoint a Delegated Committee from one of its members, or one or several Chief Executive Officers, to whom the Board may grant joint or joint and several powers to represent the Company.

The Board shall also appoint a secretary, who need not be a board member, and may appoint a deputy secretary, who likewise need not be a board member.

The Board of Directors shall approve the Regulations governing its organization and procedures.

Article 20. Representation of the Company

In accordance with Article 234 of the Companies Act, the Board of Directors shall represent the Company, whether in court or otherwise. Thus it is granted broad powers to manage, direct, administer assets and represent the Company, with the capacity to enter into all types of transactions and contracts to dispose of or acquire absolute ownership of all types of personal or real property, securities, currencies or negotiable instruments. These broad powers of representation shall consequently extend to mercantile, commercial, or banking transactions, including those generally requiring express power of attorney, and shall suffice to encumber or mortgage property, reach settlements, acquire interests in other companies, decide to exercise administrative and judicial actions at all instances, file appeals at both the Supreme Court and Constitutional Court, testify in court as a party to the proceedings, or guarantee third-party transactions, with no limitations other than those set forth in the Law.

The Board of Directors may, even when exercising delegated powers, grant and withdraw general or special powers of attorney with the powers it determines, including the power to totally or partially substitute or limit those powers in accordance with the Law.

The Board of Directors may not delegate its obligation to render accounts, present balance sheets at General Shareholders' Meetings nor any powers that the shareholders may have granted it without being expressly authorized to do so.

Article 22. Board Meetings

The Board shall meet at least once every quarter and whenever the Chairman deems it warranted, or when requested by two or more directors or by the Chief Executive Officer. In the latter two cases, the Chairman shall not delay issuing a notice of meeting more than five days from the date that the request is received.

Notice of board meetings including the agenda for the meeting shall be issued by the Chairman or his substitute, by fax, telegram, e-mail, or registered mail to each and all of the directors at least seven days prior to the date of the meeting.

Under urgent circumstances and at the Chairman's discretion, a board meeting may be called without the aforementioned prior notice, indicating the matters to be discussed.

Directors making up at least one-third of the members of the board of directors may call a board meeting, stating the agenda for the meeting to be held in the place where the company has its registered office, if the chairperson fails, without justification, to call a meeting within one month from being requested to do so.

Article 29 ter.- Web Page

The Company shall maintain a web page to provide information to shareholders and investors (www.prisa.com), which shall include the documents and information required under the Law, including at least the following:

a) Current Bylaws

b) General Shareholders' Meeting Regulation

c) Board of Directors Regulation

d) Annual financial report and all other financial statements that the Company issues and releases periodically.

e) Internal Code of Conduct for Securities Markets

f) Corporate governance reports

g) Documents concerning ordinary and extraordinary shareholders' meetings, with information concerning the agenda, the Board of Directors' proposals, as well as any other relevant information that shareholders may require in order to cast their votes.

h) Information concerning the content of shareholders meetings previously held, and especially concerning the composition of the meeting when called to order, the resolutions adopted, and the number of votes cast for and against each of the proposed resolutions on the agenda.

i) The means of communication existing between the Company and shareholders and, especially, information to enable shareholders to exercise their right of information, indicating postal and email addresses to which shareholders may send queries.

j) The means and procedures for appointing proxies at shareholders' meetings.

k) The means and procedures for exercising distance voting including, when applicable, those implemented to verify attendance and voting by electronic means at shareholders' meetings.

l) Relevant events disclosed to the National Securities Market Commission."

February 24, 2012

REPORT ISSUED BY THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. CONCERNING THE PROPOSED AMENDMENTS TO THE GENERAL SHAREHOLDERS' MEETING REGULATION REFERRED TO AS ITEM SIX ON THE AGENDA OF THE GENERAL ORDINARY SHAREHOLDERS MEETING TO BE HELD ON JUNE 29, 2012 AND JUNE 30, 2012, IN AN INITIAL AND SECOND QUORUM CALL, RESPECTIVELY.

I. Object of the Report

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. (hereinafter, **Prisa** or the **Company**) is issuing this report to justify, pursuant to article 26 of the General Shareholders´Meeting Regulation, the proposed amendments to the mentioned Regulation included as item six on the Agenda, to be submitted for approval at the General Ordinary Shareholders Meeting to be held on June 29, 2012 at 12.30 p.m in an initial quorum call, or on June 30, 2012 at the same time, in a second quorum call.

II. Objective and justification for the proposal

The proposed amendments to the General Shareholders´Meeting Regulation to be submitted for approval at the General Ordinary Shareholders Meeting, seeks the adaptation of said Regulation to the Capital Corporations Act modified by Law 25/2011[1].

This purpose is to justify the modification of the following articles of the Rules of the General Meeting:

- Article 4, extending from one to two months the period of notice of certain Shareholders Meetings.
- Article 5, including (i) the Company's web channel and the CNMV's web as a way to advertise callings for shareholders meetings, (ii) the choice between publicizing the notice in the Commercial Registry Gazette[2] or in a newspaper of largest circulation in Spain, (iii) information which must be included in the calling, and (iv) certain rights recognized by law to shareholders representing more than 5% of the capital.
- Article 6, extending the shareholder's right to information before the shareholders meeting to the auditor's report, as well as expanding the scope of the shareholder documentation accessible from the website of the Company, and regulating the shareholders' electronic forum.

---

[1] *"Ley 25/2011 de reforma parcial de la Ley de Sociedades de Capital y de incorporación de la Directiva 2007/36/CE del Parlamento Europeo y del Consejo sobre el ejercicio de determinados derechos de los accionistas de sociedades cotizadas".*

[2] *Boletín Oficial del Registro Mercantil (BORME)*

- Article 8, stating that the representation may be granted to a non-shareholder person, providing different types of documents where can be stated the proxy, regulating the voting instructions and representation in cases of conflict of interest, stating that when a proxy is filled in favor of the Board of Directors or if no names are expressly indicated, it will be understood that the proxy is granted to the Chairman of the Board, and establishing also the possibility that a representative exercise the voting rights in divergent meaning if he/she does so in accordance with instructions received by the shareholder represented and including the legal right of investment firms exercising the right to vote on behalf of the customers who represent in a divergent sense, provided that certain requirements are met.
- Article 9, regulating the proxies in cases of public request for proxy.
- Article 19, widening matters on which a shareholder can exercise information rights, and exempting the Board from the obligation to respond specific questions from shareholders during the meeting when the information is previously available under the question-answer format on the website of the Company.
- Article 24, establishing the need to publicize the results of the voting on the website of the Company during the five days following the completion of the shareholders meeting.

III. Proposed resolution to be submitted for approval at the shareholders meeting

"Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulation which shall read as follows:

Article 4. Call.

4.1. The General Meetings shall be called by the Board of Directors, which shall set out the agenda.

The Board of Directors shall call the Ordinary Meeting on the terms laid down under the Law, and the Extraordinary Meeting shall always be requested by a notarial process by a number of shareholders who hold, at least, five per cent of the share capital. In this case, the Board of Directors shall call the Meeting to be held within the two months following the date on which it would have been requested by a notary process to such end, and it shall draw up the agenda that shall necessarily set out the business that may have been the object of the request.

4.2. If the Ordinary or Extraordinary General Meetings are not called in the time period in accordance with the terms set out in point 4.1 above, this may be undertaken by a Judge of First Instance of the district where the company registered office is located, on the terms set down in Law.

Article 5. Publication of the Notice of Meeting.

5.1. Both the Ordinary and Extraordinary General Meetings shall be called by the Board of Directors by means of an announcement published in in at least the following: a) The

Official Bulletin of the Commercial Registry or a leading daily newspaper in Spain, b) The Spanish Securities Market Commission's website and c) The website of the Company.

General meetings must be convened at least one month before the date they are to be held. The announcement is to state the date, as applicable, on which the Meeting will be held at second call, as appropriate. In this case, there shall be a period of at least 24 hours between the first and the second meeting.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of an Ordinary General Meeting be issued including one or more additional items on the agenda, provided that the new items are accompanied by the pertinent reasoning or a reasoned proposal for decision. This right cannot be exercised in connection with a call for an extraordinary general meeting. This right must be exercised by means of certified notice received at the company's registered offices within five days following publication of the Notice of Meeting. The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

5.2 Within the same term stipulated in section 5.1 above, shareholders representing at least 5% of share capital may submit grounded proposals for decision on items that are already included or that need to be included on the agenda for the general meeting that has been called. The Company must ensure disclosure of those proposals for decision and any attached documents to all the shareholders, in accordance with the provisions of article 6.6 of these Regulations.

5.3. The announcement of the meeting shall state the company's name, the place, date and time of the meeting of the first call, and as appropriate, of the second one. It shall furthermore contain the agenda for the meeting listing the items to be discussed, the office or offices held by the person or persons convening the meeting, and must state the deadline by which shareholders must have shares registered in their name, to be able to attend and vote at the general meeting, and the other requirements demanded by the Law, the Bylaws and these Regulations.

The announcement for the call for the General Meeting shall state the right that corresponds to the shareholders, from the date of the publication thereof, immediately and free of charge, to obtain the documentation required by the Law and the Bylaws and the address of the company's website where the information will be available.

It shall likewise include the necessary data regarding the Shareholders' Service Office, and state the telephone numbers, electronic mail address, offices and timetable for opening hours.

Likewise, the announcement must also clearly and accurately set out the formalities that shareholders must perform to be able to attend and vote at the general meeting, including particularly the requirements demanded by article 517 of the Companies Act.

Article 6. Shareholders' right to information prior to the holding of the Meeting.

6.1. The shareholders are able, by means of a written communication, to request information or clarifications from the directors up to seven days prior to the holding of the Meeting, or to ask questions about the business contained on the agenda and concerning the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting and concerning the auditor's report.

6.2. The information requested in conformity with the terms of this article shall be provided to the requesting party by the Board of Directors or, by means of delegation from the same, by any of its members empowered to such effect or by its Secretary. The information shall be submitted in writing, within the period that runs to the day of the holding of the General Meeting, through the Shareholders' Service Office.

6.3. Nevertheless, it shall be possible to refuse to provide the information requested in the cases covered by article 19.3 of these Regulations.

6.4. The requesting party shall substantiate its identity in the case of a written information request, by means of a photocopy of his National Identification Document or Passport and – if legal persons are concerned – a document that sufficiently substantiates the representation thereof.

Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

6.5. In the case of the right to information being exercised by means of electronic correspondence or another form of telematics communication, a similar procedure shall be used to that laid down in article 11.2 of these Regulations and the identity of the shareholders shall be accredited in accordance with the same requirements as set out in the aforesaid article 11.2.

6.6. From the date of publication of the announcement of the call, and until that general meeting is held, the web page of the Company shall feature continuously –in addition to any other mandatory documents, the following:

a) the announcement of the call
b) the total number of shares and voting rights on the date of the call for the general meeting, broken down by share class, if any.
c) the documents to be submitted to the general meeting, particularly the directors' report, auditor's report and independent expert's report.
d) the full texts of the proposals for decision, or failing such texts, a report by the governing bodies detailing each of the items on the agenda. Any proposals for decision submitted by shareholders will also be included as they are received.
e) the forms to be used for voting by proxy and remote voting.

The documentation provided in the preceding paragraphs c), d) and e) shall also be forwarded to the Spanish Securities and Exchange Commission.

(Free translation from the original in Spanish language)

The publication of the proposals of resolutions shall not exclude the amendment thereof prior to the General Meeting, if this is legally possible.

6.7. On occasion of the convening of the General Shareholders Meeting, as foreseen in Law and in the terms in which it is developed technically and legally, the website must include a shareholders' electronic forum, accessible by individual shareholders and any voluntary associations established by them, designed to facilitate their communication prior to general meetings. The forum may include motions to be tabled in addition to the agenda announced in the meeting notice, requests for support for such motions, initiatives to gain sufficient percentage to exercise the minority voting right established by law, as well as offers or requests for voluntary representation. The Board of Directors must determine the rules governing at all times, the Forum enabled the general meeting, which will be publicized on the website.

Article 8. Proxies

8.1. Shareholders may authorize another person to act on their behalf as a proxy. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor's signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) the standard form that for that purpose the company makes available to shareholders.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor's signature, in one of the documents mentioned in the first paragraph of this article. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

If the proxy is filled in favor of the Board of Directors or if no names are expressly indicated, it will be understood that the proxy is granted to the Chairman of the Board.

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

8.2. If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

8.3. Proxy granted to persons ineligible to exercise this right pursuant to the Law shall be invalid and have no effect.

8.4. Proxy may also be granted by electronic means of distance communication according to the procedures set forth in Article 11.2. of this Regulation, provided that they are not incompatible with the type of proxy, and the shareholders' identity shall be verified with the same requisites provided in the aforementioned Article 11.2., the term set forth in Article 11.3. of this Regulation for the valid receipt of the proxy card likewise being applicable. To identify the proxy appointed by a shareholder, should be necessary to complete the identifying information required for such purposes in the electronic form.

8.5. Proxy may always be revoked, and will be considered to have been so if a shareholder who has granted proxy attends a meeting in person.

8.6. The proxy may act for more than one shareholder with no restrictions on the number of shareholders represented. Where a proxy represents several shareholders, the proxy may issue differing votes, depending on the instructions received from each shareholder.

8.7. The number of shares represented will count for the purposes of quorum at the general meeting.

8.8. The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable proxy to be granted electronically, and adjusting them when warranted to any norms that may be issued in that regard.

Specifically, the Board of Directors may (i) regulate the use of guarantees with respect to electronic signatures for granting proxy through electronic correspondence and (ii) set an earlier deadline for receiving proxies granted by mail or electronically.

8.9. The person presiding at the meeting and the secretary of the Shareholder's Meeting shall have broad powers to judge the validity of the documents or means used for authorizing proxies.

8.10. Likewise, a financial services entity, in its capacity as a professional financial intermediary, may exercise voting rights in a listed public limited company on behalf of its client, whether an individual or a legal entity, where the client appoints that entity as proxy. In this case, a financial intermediary may cast differing votes for its clients, in compliance with any differing voting instructions it receives. It must advise the Company, within the seven days before the date for which the general meeting has been called, of how it will vote, given notice of the identity of each client, the number of shares whose voting rights it will exercise on behalf of those clients, and the voting instructions that the intermediary has received, if any.

Article 9. Proxy Solicitations

9.1. Proxy solicitations shall in all instances conform to the provisions of the Companies Act and all other applicable legislation.

9.2. In addition to compliance with the duties provided for by article 523 of the Capital Companies Act, in the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

In any case directors will be considered affected by a conflict of interest with respect to the following decisions:

- *His appointment, re-appointment or ratification of his appointment to the Board of Directors.*
- *His dismissal, expulsion or removal from the Board of Directors.*
- *A derivative suit against him.*
- *The approval or ratification, when warranted, of related-party transactions between the Company and the director in question, or with companies he controls or represents, or with persons acting on his behalf.*

Article 19. Requests for Information during Shareholders' Meetings.

19.1. During their turns to speak shareholders may orally request any information or clarification that they deem warranted concerning the items on the agenda and also regarding the publicly available information that the Company has submitted to the Spanish Securities Market Commission since the most recent general meeting and regarding the auditor's report.

19.2. Directors shall be obliged to provide the requested information, unless it is not available during the meeting, in which case directors shall be obliged to provide that information in writing with seven days following the end of the Meeting, without prejudice to the provisions of the following paragraph.

19.3. Information need not be provided when publicizing information requested by the shareholders may be harmful to the Company's interests. However, information may not be denied for that reason when the request is supported by shareholders representing at least twenty-five per cent of share capital.

Likewise, directors will not be obliged to answer specific questions from shareholders where the information requested was clearly and directly available in advance to all shareholders on the company's website in a question and answer format.

19.4. Information or clarification requested from directors shall be provided by the Chairman, the Chief Executive Officer, the Secretary, or if the Chairman so requests, from a director, the chairman of the Audit Committee or any employee or expert in the matter.

19.5. The Chairman shall decide the order of the responses to shareholders' requests, and whether responses will be offered after each turn to speak or together, after the last

speaker has finished. Shareholders shall not have rebuttal rights, unless the Chairman decides to grant them based on the importance of the matter.

Article 24. Publishing of Resolutions

Without prejudice to the entry of those resolutions that can be inscribed in the Companies Register, and the legal provisions concerning the publishing of the company resolutions that may be applicable, the Company shall – on the same day of the holding of the Meeting or the working day immediately thereafter – forward the text of the resolutions approved to the Spanish Securities and Exchange Commission, by means of the corresponding communication of relevant information. The text of the resolutions and the outcome of the voting shall likewise be made available in full through the Company web page, within five days following the end of the General Meeting."

February 24, 2012

REMUNERATION POLICY REPORT

The Board of Directors and the Nomination and Compensation Committee of Promotora de Informaciones, S.A. (PRISA), within the scope of their respective powers, have approved the 2012 remuneration policy for Board members and the management team.

This policy addresses the following matters:

1. REMUNERATION POLICY OF DIRECTORS (ARTICLE 19 OF THE BYLAWS)

The Shareholders Meeting held on November 27, 2010 approved a maximum fixed compensation for the board of directors of 2,000,000 Euros. Article 19 of the bylaws states that at the annual approval of the accounts the Assembly can modify the limits of compensation to directors and in case it doesn't do it limits will be updated automatically at the beginning of each year based on the percentage of inflation. However, the Board of Directors has resolved not to update on the percentage of inflation for 2011 (2.4%), the compensations for the year 2012.

In application of such general limits, the board of directors of the company approved the compensation policy for non-executive board members. These limits don't apply also to the compensation of the Chairman. These compensations are established as follows:

- A maximum of EUR 2,000 thousand, and therefore without the aforementioned inflation update, will be paid in 2012, under the terms approved by the Board of Directors, based on the agreement made at the Extraordinary General Shareholders' Meeting held on November 27, 2010 and pursuant to Article 19 of the bylaws. Likewise, the Board of Directors has approved a further reduction of 5% on all amounts paid by these concepts, in line with the cost containment policy applied by the Company.

- This compensation will differ depending on each Board Member, whether serving on the Board of Directors, the Delegated Committee, and the other Board Committees, as follows:

- Compensation for participation at the Board of Directors, excluding the Chairman and executive directors[1]: 95,000 € per year, which will be paid 60% cash and 40% in PRISA shares. These shares will be delivered to directors on a quarterly basis (see section of this report entitled "Delivery Plan Shares and Stock Option").

[1] Chairman is Mr Ignacio Polanco Moreno and executive directors are Mr. Juan Luis Cebrian, Mr. Fernando Abril-Martorell Hernandez and Mr. Manuel Polanco Moreno

- Compensation for participation at the Delegated Committee, excluding the executive directors[2]: 95,000 € per year.

- Audit Committee Compensation: 38,000 € per year for the Chairman and 19,000 € for the members.

- Nomination and Compensation Committee Remuneration: 38,000 € per year for the Chairman and 19,000 € for the members.

- Corporate Governance Committee compensation: 38,000 € per year for the President and 19,000 € for the members.

The Audit, Nomination and Corporate Governance Committee, do not have the participation of executive directors.

- Per diem fees for attendance at meetings of the Board of Directors and its Committees, for an estimated amount for the year 2012, about 462,000 euros.

- Board members may also benefit from private health insurance that the Company has to cover the contingencies that might have, in this area, its managers.

- Additionally to these amounts, the Directors of PRISA may receive other fees for participation in the Boards of Directors of other Group companies in accordance with their respective bylaws.

2. 2012 MANAGEMENT TEAM REMUNERATION POLICY

The management team is composed of the executive directors of the Company, Mr. Juan Luis Cebrián (CEO and Chairman of the Delegated Committee), Mr.Fernando Abril- Martorell (Deputy CEO and CFO) and Mr. Manuel Polanco Moreno (Chairman of Prisa TV), as well as the senior management team[3].

The compensation of the members of the management team is determined by the respective employment contract, ordinary or senior management, and mercantile, which each have with the Company. In general terms, the compensation for members of the management team includes a fixed remuneration and a variable remuneration. In turn, the variable remuneration comprises a percentage in cash and another percentage in delivery of shares of PRISA. Additionally, the Company's remuneration policy aims to encourage and retain members of the management team and to this end has adopted a Long-Term Incentives Plan which compensates the permanence in the Group for a period of three years.

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[2] See former note above

[3] According to the Unified Code, members of the senior managment are those who report directly to the chief executive (members of the Management and Business Committee who are not directors) as well as the Internal Audit Manager of Promotora de Informaciones, S.A. They are, particularly, the following managers: Mr Ignacio Santillana del Barrio, Mr Fernando Martinez Albacete, Mr Augusto Delkader Teig, Mr Javier Pons Tubio, Mr Miguel Angel Cayuela Sebastián, Mr Iñigo Dago Elorza, Mr Pedro García Guillén, Mr Kamal M. Bherwani, Mr Andrés Cardó, Mrs Bárbara Manrique de Lara, Mr Jose Luis Sainz and Mrs Virginia Fernández Iribarnegaray.

2.1. Compensation system of the CEO and Chairman of the Delegated Committee D. Juan Luis Cebrian Echarri

During years 2009 and 2010 the company faced a process of changing its capital structure and refinancing of its financial debt. Under the restructuring of its capital, the Company's negotiated with Liberty Acquisition Holdings (Liberty), which was a SPAC (Special Purpose Acquisition Company), the incorporation into its capital. This transaction was finally approved by the Shareholders Assembly of Shareholders of PRISA on November 27, 2010. As a condition precedent for the effectiveness of this transaction, PRISA and Liberty had agreed the necessary continuity of the CEO, Mr. Juan Luis Cebrian Echarri, for a minimum period of three years, conditioning the effectiveness of the transaction to his continuity and to the execution of a contract between Mr. Cebrian and PRISA, in terms satisfactory for both parties. This information was published in the Form F-4 filed in May 2010 with the SEC - and subsequent update-, and in the Prospectus approved by the CNMV on 26 November 2010.

The contract between Mr. Cebrian and PRISA was signed in October 2010, with the favorable report from the Corporate Governance, Nomination and Compensation Committee and approval by the Board of Directors of PRISA. The Committee had the advice of the consulting firm Spencer Stuart.

Mr. Cebrian's contract with PRISA provides a fixed annual payment in cash and a variable annual compensation in cash. It also includes the delivery of shares of the Company, by a variable amount, as a substitute of the Long Term Incentive, which does not apply to the CEO due to the limitation to three years.

Additionally, the contract of Mr. Cebrian with PRISA provided for some extraordinary compensations to pay his activity during latest years, in the process of restructuring and refinancing of the Company and his commitment to stay during the period specified above. These amounts are non-recurring or periodic –payable at one time-, are dependent on the success of the transaction with Liberty and collected in 2010 and 2011. According to Spencer Stuart report, these extraordinary compensations are assimilated as social benefits given by other Companies to their top executives, such as pension plans, etc.., which PRISA does not address. Such remunerations are detailed in section 5 of this report.

2.2. Compensation system of the Deputy CEO D. Fernando Abril-Martorell Hernandez.

In April 2011 Mr. Fernando Abril-Martorell Hernandez joined the Company as Chief Financial Officer. Mr. Abril-Martorell signed a senior manager employment contract with the Company. Subsequently, the Assembly held on June 24, 2011, at the proposal of the Board of Directors, approved his appointment as Director and at the Board of Directors he was appointed Deputy CEO. His appointment as Director has not produced any change in his labor conditions at the time of joining the Company.

The contract signed by Mr. Abril-Martorell was reviewed and approved by the Corporate Governance, Nomination and Compensation Committee of PRISA, which was also advised by Spencer Stuart.

The contract of Mr. Abril-Martorell provides a fixed annual payment in cash and a variable annual remuneration in cash and also by delivery of shares of the Company.

2.3. Compensation system of the rest of the management team

The remuneration policy of the entire Management Team includes a fixed remuneration and a variable remuneration which is associated with the achievement of annual objectives and that is satisfied partly in cash and partly in shares of PRISA, except for the CEO and Deputy CEO, in whose cases the annual variable compensation is satisfied in cash. For the rest of the management team, a Long-Term Incentives Plan (ILP) satisfied by shares, must be added. The CEO and Deputy CEO, instead of the ILP, have a compensation by delivery of shares, linked to the achievement of annual objectives.

2.4. Fixed remuneration of the Management Team:

The fixed remuneration of the management team for 2012, including the 3 executive directors above referred will amount to **EUR 6,533 thousand**, according to the following breakdown:

Directors Fixed Remuneration	**EUR 2,366 thousand**[4]
Senior management team fixed remuneration	**EUR 4,167 thousand**

The fix remuneration of Mr. Manuel Polanco Moreno is paid by PRISA TV S.A.

From January 1st, 2012 a 92% of the senior managers with fixed compensations equal or above 100,000 Euros per year have accepted a reduction of 7% of their fixed compensation, indefinitely. This measure includes also the Executive Directors and the Chairman of the Board.

Additionally, CEO Mr. Juan Luis Cebrián Echarri, has accepted a reduction of 7% of his variable compensation in kind by delivery of shares that has been accrued in 2011.

2.5. Short-term variable remuneration (annual):

2.5.1. The short-term annual variable remuneration consists of a bonus tied 100% to achievement of all the management objectives approved yearly by the Nomination and Compensation Committee, except for the Executive Directors, whose objectives are approved by the Board of Directors, at the proposal of the Committee.

The objectives are both quantitative (75%) and qualitative (25%), corresponding the quantitative part to the consolidated group and, where applicable, to the business group in which a member of the Management Team performs his duties.

The annual incentive amount is directly linked to a performance scale that links the level of objective achievement to the percentage reward applicable to the reference bonus. During 2011 no bonus has been paid if objective achievement is below 60%. Also, the maximum variable remuneration is 130% of the reference bonus amount, which corresponds to a level of objective achievement of 120%. Those thresholds have been modified for year 2012 (establishing independents scales by metric), so below achievements of 77%, the quantitative part of the bonus will be 0, but the upper threshold of the compensation arises according to the fulfillment of the goals up to 150%.

[4] Breakdown of the fixed compensations of the Executive Directors is shown below.

The bonus of 2012 will be paid, depending on the level of achievement of objectives, after the close of that year and once the annual accounts of the Group are drawn up by the Board of Directors.

The variable bonus is paid in cash, except for the group that participates in the Long Term Incentive (ILP) described in the following section, to whom the payment will be made partly in cash and part in shares of Prisa or any of its listed subsidiaries, at the option of PRISA (with the maximum limit of 30% shares), being able to sell these shares by half, annually, from the first year of delivery.

The reference bonus for Executive Directors and the management team for 2012 is **EUR 10,576 thousand**, with the following breakdown:

Directors reference bonus	**EUR 8,200 thousand**
Senior management reference bonus	**EUR 2,376 thousand**

The bonus for Mr. Manuel Polanco Moreno is paid by PRISA TV

2.5.2. Annual variable compensation in shares applicable to the CEO and Deputy CEO. As described above, the employment contracts of the CEO and Deputy CEO not provide an ILP, and instead have included an annual variable compensation by delivery of shares of PRISA, associated with achieving the objectives approved annually by the Board of Directors on a proposal from the Nomination and Compensation Committee.

2.6. Variable Multiannual Compensation[5]:

The Long-Term Incentives Plan (ILP) is multiannual and with cycles overlapping, will be determined according to the objectives assigned to each of the cycles included during its validity, and will be paid in shares of Prisa or any of its listed subsidiaries, at the option of Prisa, being able to sell these shares without limitation. The annual reference bonus is around 32% of the annualized salary of the manager. The calculation of variable and multiannual remuneration is made considering fulfillment of quantitative targets which take into account the results of Grupo PRISA and stay in the Management Team during the term of the Plan. These objectives are also approved yearly by the Nomination and Compensation Committee.

As noted above, this Plan doesn't apply to the Executive Directors Mr Juan Luis Cebrián Echarri and Mr Fernando Abril-Martorell Hernández.

2.7. In-kind remuneration Plan:

The Group has taken out an insurance policy with an insurance company to cover the risks of death or serious accident with an insured sum equal to one year's total remuneration of the beneficiary. The Group also provides private health insurance, under the expense refund system, for members of the management team and their families.

2.8. Share delivery and option plans:

[5] This Plan was approved on June 2011.

Based on Section 219 of Corporate Enterprises Act, and Article 19 of the Company bylaws, at the Extraordinary General Shareholders' Meeting on November 27, 2010, a compensation system was authorized consisting of the delivery of shares and/or stock options of the Company to the directors and managers in the Prisa Group during 2010, 2011, 2012, and 2013, to facilitate or increase their shareholdings in the Company.

In the terms described above, the Executive Directors Mr Juan Luis Cebrian and Mr Fernando Abril-Martorell Hernández, according to their respective current labor contracts, approved by the Nomination and Compensation Committee and the Board of Directors, will receive in 2012 a compensation in kind in shares of Grupo PRISA, whose final amount will be linked to the achievement of the objectives established for 2011.

The rest of the Senior Management will receive this compensation by application of the system described in point b (yearly variable compensation part in kind) and c (long term compensation).

The main terms of this agreement were the following:

The Company may deliver a number of the Company's shares or stock options to each of the Participants. The system may be offered to such directors and mangers in the Prisa Group in the categories indicated in this resolution as may be determined by the Board of Directors, on proposal of the Nomination and Compensation Committee.

The number of shares and stock options that may correspond to each Participant will be determined by the Board of Directors on proposal of the Corporate Governance, Nomination and Compensation Committee, based on their responsibilities within the management bodies of the Company or any of the companies in its group of their management functions and responsibilities.

(i) Delivery of shares

The total number of shares in no case will exceed 2% of company's capital from time to time, using the average closing quotation of the share on the Continuous Market over the 30 working days immediately prior to the delivery as reference.

(ii) Delivery of stock options

The total number of stock options in no case will exceed 1% of company's capital from time to time. The delivery of stock options will give the right to acquire an equivalent number of shares of the Company, during the period from 12 months to 24 months after delivery of the stock options. The exercise price of each stock option will be the average closing quotation of the share on the Continuous Market for the 30 working days immediately prior to the delivery.

The Company has implemented the Plan through deliverance of shares and no options.

3. OTHER ASPECTS RELATING TO THE REMUNERATION OF THE MANAGEMENT TEAM

Guarantee clauses:

The management team includes 11 members (3 directors and 8 senior executives) whose contracts include a special clause which provides in general for a termination benefit in the event of termination without just cause for an amount of one years' total remuneration (fixed salary + last bonus received).

Additionally, another officer of the Company (which is not part of the management team) has stipulated a clause in the same terms as above, in an amount equivalent to his annual total compensation.

4. OVERVIEW OF THE REMUNERATION POLICY APPLIED IN 2011:

	2011 Projected Fix Remuneration Management Team	2011 Actual Fix Remuneration Management Team
Directors and members of senior management	6,066,386 €	6,537,569 €

	2011 Reference Bonus Management Team	2011 Actual Bonus Management Team
Directors and members of senior management	3,386,186 €	8,094,412 €

Differences between forecast in the Compensation Policy Report for 2011 and carried out in the Compensation Policy Report for 2012 is due to the different perimeter considered. At the Compensation Policy Report for 2011, for the calculation of both the fixed compensation of the management team in 2011 (€ 6,066,386) and the target bonus for the management team for 2011 (€ 3,386,186), it was expected one executive director and 14 managers who then made up the top management. However, at the effective fixed salary and cash bonus paid for 2011, which are recorded in the two tables above, tehere are included 3 directors of the Company with executive functions within the PRISA Group (Mr Juan Luis Cebrian Echarri, Mr Fernando Abril-Martorell Hernandez and Mr Manuel Polanco Moreno), and 12 directors who are current members of senior management.

5.- INDIVIDUAL COMPENSATION ACCRUED BY THE DIRECTORS IN 2011

5.1. Breakdown of cash compensation accrued by members of the Board of Directors in 2011

Director	A	B	C	D
D. Ignacio Polanco Moreno	1,000,000	680,000	3,000	
D. Juan Luis Cebrián Echarri	1,200,000	1,020,000	6,000	
D. Fernando Abril-Martorell Hernández	637,668	722,500		

D. Manuel Polanco Moreno	495,075	261,250	6,000	
Dª Agnès Noguera Borel	0	0	48,000	90,000
D. Diego Hidalgo Schnur	0	0	39,000	80,000
D. Borja Pérez Arauna	0	0	39,000	80,000
D. Nicolas Berggruen	0	0	12,000	60,000
D. Martin Franklin	0	0	45,000	160,000
D. Gregorio Marañón Bertrán de Lis	0	0	96,000	260,000
D. Juan Arena de la Mora	0	0	39,000	100,000
D. Alan Minc	0	0	66,000	180,000
D. Emmanuel Roman	0	0	60,000	180,000
D. Harry Sloan	0	0	27,000	80,000
D. Ernesto Zedillo Ponce de León	0	0	27,000	80,000
D. Matías Cortés Domínguez	0	0	48,000	170,000
TOTAL	**3,332,743**	**2,683,750**	**561,000**	**1,520,000**

Column A: Fixed Compensation in cash for the Chairman and the Executive Directors for 2011
Column B: Variable Compensation in kind for the Chairman and the Executive Directors for 2011 (accrued in 2011 and to be paid in 2012)
Column C: Per diem fees
Column D: Fixed Compensation in cash for the Board of Directors for 2011

5.2. Breakdown of compensation in kind, by deliverance of shares, accrued by members of the Board of Directors in 2011

Director	E	F	G	H
D. Ignacio Polanco Moreno			14,405	
D. Juan Luis Cebrián Echarri	2,290,861		39,170	853,440
D. Fernando Abril-Martorell Hernández	1,861,500		9,643	
D. Manuel Polanco Moreno			11,538	
Dª Agnès Noguera Borel		40,000	0	
D. Diego Hidalgo Schnur		40,000	0	
D. Borja Pérez Arauna		40,000	0	
D. Nicolas Berggruen		40,000	0	

D. Martin Franklin		40.000	0	
D. Gregorio Marañón Bertrán de Lis		40.000	850	
D. Juan Arena de la Mora		40.000	0	
D. Alan Minc		40.000	0	
D. Emmanuel Roman		40.000	0	
D. Harry Sloan		40.000	0	
D. Ernesto Zedillo Ponce de León		40.000	0	
D. Matías Cortés Domínguez		40.000	0	
TOTAL	**4,152,361**	**480,000**	**75,606**	**853,440**

Column E: Variable Compensation in kind, by deliverance of shares, accrued in 2011 (to be paid in 2012)
Column F: Fixed Compensation for the Board by deliverance of shares in 2011
Column G: Social benefits (life and accident insurance policy and health care)
Column H: Extraordinary Compensation by deliverance of shares because of the continuity commitment described in 5.1.

Regarding the compensation of Mr. Cebrian, column E included the voluntary reduction of 7% of his variable compensation in kind by delivery of shares, as indicated in section 2.4 of this report.

5.3. Breakdown of compensations paid to the Board members in 2011 but accrued in other years.

As indicated above, during years 2009 and 2010 the company faced a process of changing its capital structure and refinancing of its financial debt and due to the same and within the framework of the agreement with Liberty, the Company and Mr. Cebrián signed a contract which, in addition to the ordinary compensation system, provided for some extraordinary compensations to pay his activity during latest years in the process of restructuring and refinancing of the Company and his commitment to stay for a period of three years. These amounts are non-recurring or periodic –payable at one time-, and were conditioned to the success of the transaction with Liberty and were perceived in 2010 and 2011.

In that regard, during year 2011, CEO has received the amount of 1,200,000 euros in cash as extra compensation for the result of the recapitalization and refinancing of the Company. Also during the year 2011, the CEO has received EUR 5,014,286 by delivery of shares (1,350,000 shares), according to a reference value of 2.08 euros/share. This extra compensation is linked to the success of the recapitalization of Company, that is described in section 2.1., and was communicated to the CNMV at the time of delivery, being also reported in the financial information of the first half of 2011.

During 2011 the Chief Executive Officer has received the amount of EUR 1,706,666, by delivery of 440,486 shares of PRISA, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of restructuring and corporate recapitalization. The above table (section H) includes the amount attributable to 2011, that corresponds to 220,242 shares. The total amount of shares delivered to

the CEO due to this item is 660,728 shares, according to a reference value of 2.17 euros/share. This extraordinary compensation was also communicated to the CNMV at the time of delivery, being also reported in the financial information of the first half of 2011.

Finally, during the year 2011 the CEO has received in cash the amount of 300,000 euros, according to his previous contractual relationship with the Company.

5.4. Consistency of this report with the information provided with the Semi-Annual Financial Information.

There is a difference between the aggregated remuneration in the Semi-Annual Financial Information, released on 28 February 2012 and the remuneration contained in this report, 436,000 euros lower. This difference is due to the evolution of the quotation of PRISA share in the year.

6. MOST SIGNIFICANT CHANGES IN THE 2012 REMUNERATION POLICY WITH RESPECT TO THAT APPLIED IN 2011:

	2011	2012
Directors' remuneration	1,950,000 €	1,900,000 €
Directors' attendance fees	540,000 €	462,000 €
	2,490,000 €	**2,362,000 €**

	2011 Actual Fix Remuneration Management Team	2012 Fix Remuneration Management Team
Directors	2,332,743 €	2,366,920 €
Members of senior management	4,204,826 €	4,166,640 €
	6,537,569 €	**6,533,560 €**

	2011 Actual Bonus Management Team	Reference Bonus 2012 management Team
Directors	6,174,612 €	8,200,000 €
Members of senior management	1,919,800 €	2,375,622 €
	8,094,412 €	**10,575,622 €**

ORDINARY SHAREHOLDERS MEETING PROMOTORA DE INFORMACIONES, S.A.
(June 30, 2012)

RIGHT OF INFORMATION

Right of information form for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on 29 June 2012, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on 30 June, on second call. The General Meeting is expected to be held on second call.

Mr./Mrs ____________________________, N.I.F./C.I.F_______, address____, and e-mail _________ requests the following information or clarification from the directors of Promotora de Informaciones, S.A. (PRISA) or asks the following questions about items on the agenda of the Ordinary Shareholders Meeting to be held on on June 29, 2012, at first call or on June 30, 2012, at second call, and /or relating the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting and/or relating the auditor´s report:

____
____
____
____
____
____
____
____
____
____
____
____

Shareholder Mr/ Mrs ____ **N.I.F./C.I.F:** ______________

Depositary Entity: Code ___________ Name ____
Securities Account (Branch + DC+ account number)
____

Number of Shares ____________________

Signature of the shareholder

In__________, ___________ **2012**

PRISA

RIGHT OF INFORMATION CONDITIONS

ORDINARY SHAREHOLDERS MEETING
PROMOTORA DE INFORMACIONES, S.A.
June 30, 2012

RIGHT TO INFORMATION PRIOR TO THE HOLDING OF THE MEETING. CONDITIONS.

The shareholders are able, by means of a written communication, to request information or clarifications from the directors up to seven days prior to the holding of the Meeting, convened for June 29, 2012, on first call, and June 30, 2012, on second call (it being expected that will be held on second call) or to ask questions about the business contained on the agenda and/or concerning the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting (held on June 24, 2011) and/or concerning the auditor´s report.

The information requested in conformity with the terms of the previous paragraph shall be provided to the requesting party by the Board of Directors or, by means of delegation from the same, by any of its members empowered to such effect or by its Secretary. The information shall be submitted in writing, within the period that runs to the day of the holding of the General Meeting, through the Shareholders' Relation Office.

Nevertheless, it shall be possible to refuse to provide the information requested in the cases covered by Law and by article 19.3 of the Regulations of the Shareholders Meeting.

The right of information form can be delivered to the Company by:

i) Electronic means of distance communication trough the corporate website (www.prisa.com. In this case the document should incorporate an advanced electronic signature of the shareholder, issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda), or ANCERT CAMERFIRMA (Notarial Certification Agency.) Also it can be used the Electronic National Identity Document (DNIe) issued by the National Police, attached to the Spanish Interior Ministry.

ii) Delivery or post by mail (addressed to Shareholder Relations Office of Promotora de Informaciones, SA, Gran Vía 32, 28013 Madrid). In this case the form must to be signed with signature of the shareholder, who must prove their identity by using a photocopy of their National Identity Card or Passport and, if legal persons, must attach a document that sufficiently substantiates the representation thereof. Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

All said above in accordance with the provisions of the Bylaws and the Regulation of the Shareholders Meeting of Promotora de Informaciones, SA. Likewise it is necessary to meet the rules contained in the notice convening the Shareholders Meeting and in the Company's website (http://www. prisa.com).

PRISA

PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (June 30, 2012)

GRANTING A PROXY FOR CLASS A SHARES

Form for granting a proxy for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on 29 June 2012, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on 30 June, on second call. The General Meeting is expected to be held on second call.

Shareholders wishing to grant proxies

The shareholder grants a proxy for this Meeting to:
(Check only one of the following boxes and appoint the proxy).

☐ 1. The Chairman of the Board of Directors.

☐ 2. Mr./Ms. ______________________________________, with N.I.F./C.I.F: _______________.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

Voting instructions for resolutions proposed by the Board of Directors

(Check the corresponding box with an X)

Item of the Agenda	1º	2º	3º	4º	5º	6º	7º	8º	9º	10º
In favor										
Against										
Abstention										
Blank										

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting and, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors.

Proposals regarding points not contemplated on the Agenda in the call

Unless otherwise indicated by checking the following NO box (in which case the shareholder will be understood to instruct the proxy to abstain), the proxy also extends to proposals regarding points not contemplated on the Agenda. In such case, the precise instruction of the shareholder to the proxy is to vote for the proposal in the sense most appropriate for the shareholder interest

☐ **NO**

Shareholder Mr./Ms. ______________________________________ **N.I.F./C.I.F:** _______________

Number of shares ____________________

Signature of shareholder granting proxy:

In _______, **on** ________ _______ **2012**

Conflict of interest

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the proxy appointed by a shareholder is the Chairman or any other director of the Company, they have a conflict of interest regarding point 8 of the Agenda (Non-binding voting on the Remuneration Policy Report) and, further, may have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

AGENDA

1.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.
2.- Approval of the Board of Directors' management of the company in the 2011 financial year.
3.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.
4.- Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .
5.- Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.
6.- Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.
7.- Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.
8.- Non-binding voting on the Remuneration Policy Report.
9.- Information to the shareholders on amendments to the Regulations of the Board of Directors.
10.- Delegation of powers.

PRISA

CONDITIONS FOR GRANTING PROXIES

PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING June 30, 2012

SHAREHOLDERS WISHING TO GRANT VOTING PROXIES

A shareholder may grant a proxy to another person. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor's signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) this standard form.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor's signature, in one of the documents above mentioned. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

A proxy granted to one who by law cannot act as such will not be valid or effective.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

The proxy may be communicated to the Company by way of:

i) Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii) Physical delivery or mail (in this case there must be a handwritten signature of the shareholder). The document reflecting the proxy may be sent by mail to the registered office (addressed to the Oficina de Atención al Accionista of Promotora de Informaciones, S.A., Gran Vía 32, Madrid 28013) or delivered at the entrance to the general meeting site, to the Company's organisers, on the same day it is held, before it commences.

If the proxy is granted using remote electronic means of communication, the proxy form, duly completed, must be in the possession of the Company at least 24 hours before the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the proxy will be deemed not to have been granted.

All of the foregoing in accordance with the provisions of the Bylawsand General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website **(http://www.prisa.com)** must be followed.

Proxies will always be revocable, and will be deemed to be revoked by personal attendance of the grantor of the proxy at the meeting.

PRISA

PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (June 30, 2012)

REMOTE VOTING FOR CLASS A SHARES

Form for remote vote for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on 29 June 2012, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on 30 June, on second call. The General Meeting is expected to be held on second call.

Class A shareholders wishing to vote regarding the proposals on the Agenda:

If prior to the holding of the Meeting the shareholder wishes to vote remotely regarding the proposals on the Agenda for this Meeting, it must check the corresponding box with an X, depending upon the sense of the vote or abstention.

Item of the Agenda	1º	2º	3º	4º	5º	6º	7º	8º	9º	10º
In favor										
Against										
Abstention										
Blank										

Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Shareholders Meeting.

The sense of the vote must be necessarily indicated.

Shareholder Mr./Ms. ____________________ **N.I.F./C.I.F:** ____________

Depositary Entity: Code ____________ Name ____________________

Securities Account (Branch + DC+ account number)

____

Number of shares ____________________

Signature of shareholder voting remotely

(signature authenticated by a notary or acknowledged by a custodian participating in Iberclear)

In ____________, **on** __________ ____________ **2012**

AGENDA

1.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

2.- Approval of the Board of Directors' management of the company in the 2011 financial year.

3.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4.- Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

5.- Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

6.- Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

7.- Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

8.- Non-binding voting on the Remuneration Policy Report.

9.- Information to the shareholders on amendments to the Regulations of the Board of Directors.

10.- Delegation of powers.

PRISA

CONDITIONS FOR REMOTE VOTING

PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING
June 30, 2012

SHAREHOLDERS WISHING TO VOTE REMOTELY

A shareholder may cast its vote remotely. To do so, it must complete the form related to remote voting and send the duly completed form to the Company. Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Meeting.

A vote so cast may be sent to the Company by way of:

i) Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii) Personal delivery or mail (addressed to Oficina de Atención al Accionista de Promotora de Informaciones, S.A., Gran Vía 32, 28013 Madrid). The form will include the information necessary to demonstrate status as a shareholder. The signature of the shareholder must be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons it must be accompanied by the corresponding documents sufficiently showing the capacity in which the signatory acts.

A vote cast remotely, in any of the ways contemplated in the preceding sections, must be in the possession of the Company at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the vote will be deemed not to have been cast.

All of the foregoing in accordance with the provisions of the Bylaws and General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website **(http://www.prisa.com)** must be followed.

PROMOTORA DE INFORMACIONES, S.A.
(PRISA)

AUDIT COMMITTEE

ANNUAL REPORT
2011

Madrid, February 2012

(Free translation from the original in Spanish language)

ANNUAL REPORT OF THE AUDIT COMMITTEE 2011

I.- INTRODUCTION

The Audit Committee of PROMOTORA DE INFORMACIONES, S.A. (hereinafter PRISA or GRUPO PRISA where reference to the consolidated Group is made) issues this report to enable the Board of Directors to make available to shareholders information concerning the Committee's operations and activities during the 2011 financial year.

The Audit Committee (hereinafter the Committee) was set up in 2001 (under the name "Audit and Compliance Committee") and has progressively adapted its operations and composition to the rules and codes which have since then been published with a view to achieving maximum efficiency and transparency for listed companies.

The Committee is governed by the Eighteenth Additional Provision of the Securities Market Law (DA LMV) and, since 2010, also by the American law applicable to companies listed on the American market, particularly the Securities Act, the Securities Exchange Act and the Sarbanes Oxley Act. Likewise, the Committee is governed by Article 21bis of the Company Bylaws and by the Regulation of the Board of Directors of PRISA.

II.- COMPOSITION

The current composition of the Audit Committee is as follows:

Chairman: Mr. D. Juan Arena de la Mora - Independent External Director

Members: Mr. Alain Minc – Independent External Director.
Ms. Agnes Noguera Borel – External Director (representing a significant shareholding)
Mr. Emmanuel Román- Independent External Director.

Secretary: Mr. Iñigo Dago Elorza, Non-Member Secretary of the Board of Directors

The composition of the Committee complies with all legal requirements and with the internal rules of the Company:

Article 21 bis of the Articles of Association contains almost all of the provisions of the DA LMV regarding composition of the Audit Committee, providing that the majority of the Committee is comprised of non-executive Directors, and at

least one of its members is independent and appointed based on knowledge and experience of accounting or audit matters, or both, and that the Chairman of the Committee is a non-executive director. In addition the DA LMV requires that the members of the Committee have no contractual relationship with the Company other than the status to which they are appointed. Art. 24 of the Board Regulation also requires that adequate representation be given to independent directors and, in addition, if the Company's shares are traded, directly or indirectly, by way of other financial instruments, on the New York Stock Exchange (NYSE), that the composition of the Committee be adapted to the rules established by the legislation of the United States of America and the NYSE.

US legislation (section 10A-3 of the Securities Exchange Act of 1934, in the version given by section 301 of the Sarbanes-Oxley Act, and implementing rules of the NYSE) provide that all members of the Audit Committee must be independent directors (under the independence requirements contemplated in that legislation, which are different from those contemplated in the Spanish system). That legislation does not contemplate proprietary directors.

All members of the PRISA Audit Committee are independent directors for purposes of US legislation

Likewise, the committee's secretary is the secretary to the Board of Directors, in accordance with the mentioned internal rules.

III.- FUNCTIONS AND POWERS

Pursuant to the provisions of the Board of Directors Regulation, the main function of the Committee is to support the Board of Directors in its supervisory and management tasks.

As established by the mentioned Regulation, the Committee has the following basic responsibilities:

a) To report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

b) In connection with the preparation and publication of the Company's financial information

i. Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii. Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors

or audit firms significant weaknesses in internal control, identified in the development of audit

iii. Oversee the preparation and presentation of financial information regulated.

iv. Review any admission or trading prospectus, and the information on the financial statements to be filed by the Board to the markets and to the Regulators.

c) In connection with the external Auditor of the Company

i. To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

ii. To report and propose to the Board the external Auditor engagement conditions, the scope of its charge, and, if is the case, the removal or not renewal of the Auditor, and the oversight of the engagement fulfillment.

iii. To maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

iv. To receive from the external auditors any information about all the issues that may compromise the Auditor's independence. In any event, the Committee shall receive every year written confirmation from the Auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

v. Pre-approve, before its execution, any engagement with the Company's Auditor, for any works related with audit services or any other kind of services rendered by the Auditor.

vi. To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the Auditor.

d) In connection with the Internal Audit services

i. To propose the selection, appointment, reappointment or removal of the person in charge of the company's internal audit service.

ii. To oversee internal auditing services and the annual report of the Internal Audit Department.

e) Other competences

i. To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests

ii. To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

iii. To exercise all other powers granted the committee in the Rules of the Board of Directors.

iv. To approve an annual report about the Committee performance and propose to the Board the edition when the Shareholders is called.

Likewise, the Audit Committee shall establish and oversee a procedure which may allow to communicate to the Company the relevant irregularities, specially financing and accounting, in the Company. When this claims are presented by Company or its Group employees, this mechanism will be confidential and anonymous.

In accordance with the provisions of the Board of Directors Regulation, the Committee may seek external advice when it deems it warranted when carrying out its functions.

IV.- MEETINGS

Pursuant to the Board of Directors Regulation, the Audit Committee shall meet periodically as required and at least four (4) times a year.

During 2011 the Committee had met seven times (on January 18, February 17, April 29, June 24, July 29, October 21 and December 16, 2011) and the principal matters discussed were the following:

Compliance with and adaptation to domestic and international legal requirements deriving from listing on multiple exchanges

The Committee reviewed the legal requirements deriving from the double listing of the Company's shares in Spain and the United States of America. In particular it reviewed those related to composition of the Audit Committee,

verifying compliance by all of its members with the Independence standards of Spanish and US federal law.

Also, the Committee reviewed the measures to be adopted to conform its functioning and that of the overall Company to the requirements in Spanish and US rules, specifically those related to Internal Control of Financial Reporting contemplated in the Sustainable Economy Act and in the Sarbanes-Oxley Act (SOX), and in the Securities Act of 1934.

In this regard, after analyzing the proposals received from various top-tier audit firms, the Committee resolved to award the project for adaptation of the internal control system of the Group to the Sarbanes-Oxley Act (SOX) to Ernst & Young.

The degree of adaptation of the internal procedures to SOX was reviewed periodically, and notice was given of the hiring of Ernst & Young to advise on verification of compliance or testing of the defined procedures.

Review of Financial Reporting

Under this point there are two notable matters, the review of the audit of accounts for the 2010 financial year and the preparation of the periodic public reporting for 2011.

Consistent with the practice of this Committee, during the first months of the financial year the outside auditor, which as indicated in this report attended all meetings of the Committee, met with the Committee to provide the preliminary results of its report on the accounts for the 2010 financial year and, within the Audit Committee prior to preparation of the Group accounts, presented its conclusions regarding the audit of the consolidated annual accounts of PRISA for that financial year, the scope of its work being in accordance with Spanish and US rules. The Auditor also attended the meeting held by the Board of Directors to prepare the accounts for the 2010 financial year, reporting on its conclusions.

Regarding the same matter, the Committee had the cooperation of the Auditor and the Management of the Company, in examining and answering the information requests sent by the CNMV regarding clarification of certain specific matters in the annual accounts for the 2010 financial year.

As regards examination of the periodic public reporting (quarterly and semiannual), which the Company disclosed in compliance with the legal requirements, the Committee reviewed it, also assisted by the Auditor, and offered its comments and suggestions.

Finally, during the final months of 2011 the outside auditor also met with the Committee to offer its first analysis of the accounts for the 2011 financial year.

The Committee decided that the consolidated accounts of the Group would be reviewed quarterly by the outside auditor.

Outside auditor

Appointment of Auditor: As indicated in section 5.1. below, the Committee resolved to propose to the Board the extension of the appointment of the auditor, Deloitte, S.L., for the 2011 fiscal year. The General Meeting of Shareholders approved that proposal.

Independence of the outside auditor: The regulatory requirements in this regard have been fulfilled, as reported under heading 5.3 below.

Prior approval of other professional engagements: In compliance with section 201 of the Sarbanes-Oxley Act the Committee approved a procedure for processing any proposal for the engagement of the services of the outside auditor, to perform any new work (auditing or consulting) that the Company or any of its subsidiaries wishes to assign to it. In addition, at subsequent meetings of the Committee specific proposals for engaging the services of the Auditor were reviewed and, if applicable, approved.

Professional fees: The Committee approved the proposed professional fees of the outside auditor for audit of the annual accounts for the 2010 financial year. The Committee also reviewed the outside auditor's proposed fees for 2011.

Attendance of outside auditor at meetings of the Board and Committee: As indicated above, the team responsible for the audit of accounts attended all meetings of the Committee. In addition, the Committee resolved to propose to the Board that the Auditor attend a meeting of the Board of Directors at least once each year.

Risk control.

The Committee approved the risk control section of the Corporate Governance Report for the 2010 financial year.

Also, the risk map prepared by the Internal Audit Department was presented, with the Committee analyzing the principal risks detected.

Internal audit work

The Internal Audit Manager presented the 2011 Internal Audit Plan to the Committee, and reported at the various meetings held during the year on the degree of progress of the Plan and the results of work undertaken by her department. In addition the methodology for and scope of the internal audit

projects and the internal audit model within the Group were reviewed. Also, the Internal Audit Manager described the structure of the relationship of corporate internal audit with the business units.

The Committee analyzed the size of Company's staff dedicated to internal audit.

Other matters

Whistleblowing: In fulfillment of section 301(4) of the Sarbanes-Oxley Act, the Committee approved the procedure for presentation, receipt, retention and treatment of complaints and claims of employees and/or third parties. The Committee also approved publicity and dissemination of information about this Whistleblowing.

20-F Registration Document: The outside auditor explained its report regarding the 20-F Registration Document prepared by the Company, to be filed with the Securities and Exchange Commission (SEC).

Organizational matters: Certain ideas related to organization and functioning of this Committee were considered, such as the effect of modification of the Board of Directors and its Committees, made by the General Meeting of November 27, 2010.

Report of the Audit Committee: The Audit Committee Report for the 2010 financial year was approved.

V.- EXTERNAL AUDITORS

5.1. Relations with the External Auditors

The Committee proposed that the Board of Directors extend the appointment of DELOITTE, S.L. as auditors of the accounts of the Company and its Consolidated Group for the term of one year. Based on the Board of Directors' proposal, the shareholders present at the General Shareholders' Meeting of PRISA on June 24, 2011 passed a resolution to appoint that firm to audit the financial statements corresponding to the 2011 financial year.

As noted above, the Committee customarily conducts a periodic review of the Company's and Group's annual accounts and financial information and the risks this may involve. To this end, during 2011, the team of Deloitte that is in charge of the external audit of the Company and its Consolidated Group for the 2010 and 2011 annual accounts, attended to all meetings held by the Committee, and has reported on the most relevant aspects of the external audit as well as on information requirements submitted by the CNMV in relation to the accounts of 2010, and the periodic public information.

The fees paid in 2011 for DELOITTE, S.L.'s auditing services provided to GRUPO PRISA companies, subsidiaries and other related entities amounted to 2,441,000 euros, of which 482,000 were for services rendered to PRISA. Fees paid to other auditors who participated in the audit of the Group's companies amounted to 338,000 euros.

The fees for other professional services provided to Group companies by the principal auditors and its associate companies, as well as by other auditors participating in the audits of various Group companies, are the following (in euros 000):

	2011	
	Principal Auditors	Other Auditors
Other attest services	281	-
Tax services	405	170
Other services	407	2,802
Total other professional services	**1,902**	**2,972**

The foregoing information concerning professional fees shall be included in PRISA's individual annual report and in the consolidated annual report of GRUPO PRISA for the 2011 financial year.

5.2. External Audit Reports

Audit report on the consolidated annual accounts for the 2008, 2009 and 2010 financial years in accordance with PCAOB rules

During the 2011 financial year Deloitte audited the consolidated financial statements of the Group for the 2008, 2009 and 2010 financial years in accordance with the rules of the US Public Company Oversight Board (PCAOB), for inclusion in form F-20.

In the opinion of the auditor, issued on June 30, 2011, the consolidated financial statements in all material respects presented the financial situation of the Group at December 31, 2009 and 2010, and the results of operations and cash flows forthe 2008, 2009 and 2010 financial years in accordance with the International Financial Reporting Standards (IFRS) issued by the IASB.

Limited review of consolidated short-form interim financial statements at June 30, 2011

During the 2011 financial year Deloitte undertook a limited review of the summary interim financial statements of the Group at June 30, 2011.

In the opinion of the auditor, issued on July 29, 2011, no matter appeared leading it to conclude that the Group's interim financial statements had not been prepared in accordance with the requirements of International Accounting Standard (IAS) 34 on Interim Financial Reporting.

2011 Annual Accounts

During the Committee meeting held on February 22, 2012, the external auditors presented their conclusions concerning the audit of the 2011 annual individual and consolidated accounts of Promotora de Informaciones, S.A. which presents in all material respects, an accurate image of the net worth, financial status and results of operations, the changes in net worth and the cash flows of Prisa and its consolidated group, respectively.

5.3. Independence of the External Auditor

In compliance with the Eighteenth Additional Provision of the Securities Market Act (as amended by Law 12/2010 of June 30) and sections f) and g) of Article 24 of the Board of Directors Regulation:

i) The Committee has received from the external auditor written confirmation of its independence, as well as information concerning the fees of the principal auditor and its related entities for professional services rendered to different Grupo Prisa companies (as explained in section 5.1. above), pursuant to the provisions of the Accounts Audit Act;

ii) In view of the foregoing, at its meeting held on February 22, 2012 the Committee issued a report verifying the independence of the external auditors.

VI.- INTERNAL AUDIT

The principal objective of the Internal Audit Department is to provide GRUPO PRISA management and the Audit Committee with the reasonable assurance that the environment and systems of internal control in place in the Group companies have been correctly designed and managed.

To achieve that objective, the Department carries out the functions it has been assigned, which include:

a. Evaluating the suitability of internal control systems to increase the effectiveness of procedures to manage and control the risks inherent in Group company activities.

b. Reviewing operations with a view to verifying whether the results achieved meet the established objectives and goals, and to ensure that operations and programs are being implemented and carried out as planned.

c. Obtaining independent opinions and advice concerning the interpretation and application of current accounting legislation and norms.

d. Evaluating the efficiency with which Group resources are used.

e. Reviewing measures to safeguard assets and to verify their existence.

f. Reviewing the feasibility and integrity of the Group companies' operational and financial information, and the means used to identify, evaluate, classify and disseminate that information.

The Internal Audit Director designs an Annual Internal Auditing Activities Plan based on the identification and evaluation of risks inherent in the activities carried out by Grupo Prisa's business units, in order to determine priorities with respect to internal auditing activities that are consistent with the goals defined by the Organization.

The Annual Internal Auditing Activities Plan reflects the activities that the Internal Auditors plan to carry out during the financial year. The plan, which is included within the multi-year, strategic plan of the function, specifically sets forth the activities and projects to be undertaken, the nature of the tasks involved, and the resources available to the Internal Audit Department.

The most significant projects carried out by the Internal Audit Department during the 2011 financial year include:

a. Coordination and supervision of the design of the internal control model regarding financial reporting of the Prisa Group, based on the general framework established by COSO. Within the scope of this project the internal control and internal and external risks environment of the Group was evaluated, in order to determine the scope of the internal control model to be implemented.

b. Evaluation of the design and functioning of the control activities defined in the internal control model for financial reporting of the Group, in order to certify the effectiveness of the internal control in accordance with the SOX Act.

c. Review of the degree of compliance with the rules for accounting valuation and records established by the PRISA GROUP, and evaluation of the appropriateness and effectiveness of the internal control environment that is operational within the companies in the Santillana

Group located in Venezuela (Editorial Santilllana, S.A.), Uruguay (Ediciones Santillana, S.A.) and Colombia (Editorial Santillana, S.A., Distribuidora y Editora Aguilar Altea Taurus Alfaguara, S.A., Distribuidora y Editora Richmond, S.A. and Santillana Formación, S.A.).

d. Review of the degree of compliance with the accounting valuation and records rules established by the PRISA GROUP and evaluation of the appropriateness and effectiveness of the internal control environment that is operational in the following Prisa Radio companies located in Spain: Sociedad Española de Radiodifusión, S.L., Propulsora Montañesa, S.A., Algarra, S.A.U., Radio Zaragoza, S.A., Radio Club Canarias, S.A. and Radio Murcia, S.A.

e. Review of the reliability and integrity of the financial information reported to PRISA GROUP and the effectiveness of the internal control system of the Prisa Radio companies in Argentina (Corporación Argentina de Radiodifusión, S.A., LS4 Radio Continental, S.A. and Radio Estéreo, S.A.).

f. Implementation and monitoring of a complaint channel for receipt, retention and treatment of complaints regarding accounting, internal control of financial reporting or auditing of the Group.

The Internal Audit Manager attended all of the Committee's meetings in 2011, specifically informing the Committee about the activities of the Internal Audit Department, the annual internal audit plan and the evolution in the Groups' risk map and long-term internal audit plan.

VII.- EVALUATION OF THE AUDIT COMMITTEE

Within the framework of the process for evaluation of the Board, contemplated in art. 5 of the Board of Directors Regulation, the members of the Audit Committee evaluated the composition and functioning thereof and reported their conclusions to the Board.

PROMOTORA DE INFORMACIONES, S.A.
(PRISA)

CORPORATE GOVERNANCE COMMITTEE

ANNUAL REPORT
2011

Madrid, February 2012.

CORPORATE GOVERNANCE COMMITTEE ANNUAL REPORT

2011

I.- INTRODUCTION

In July 2001 the Company set up a "Commission of Audit and Compliance" and a "Nomination and Compensation Committee." Subsequently, in January 2007, with the intention of strengthening the role of Corporate Governance, the Board amended the Regulations of the Board of Directors so that the competences relating to internal and regulatory compliance, which belonged to the Audit Committee, were undertaken by a "Corporate Governance, Nomination and Compensation Committee" (the CGNCC).

On June 24, 2011 the Board of Directors proposed to the General Shareholders Meeting, that approved it, the amendment of the Bylaws with the intention of strengthening the corporate governance system of the Company, by splitting the Corporate Governance, Nomination and Compensation Committee of the Company (hereinafter the CGNCC) into two separate Committees: one of Corporate Governance (hereinafter the Committee), dedicated exclusively to the functions of corporate governance and other of Nomination and Compensation, which maintained the powers relating to the appointments and compensations of directors and members of the management team. The Board of Directors held after such Shareholders Meeting modified the Regulation of the Board of Directors of the Company for its adaptation to the Bylaws amendments.

Throughout the year 2011 issues in corporate governance have been treated, without interruption, first by CGNCC and then by the Committee. Therefore references made to the Committee throughout this report shall be made either to CGNCC, depending on the dates (before or after June 24, 2011) in which the relevant matter had been dealt with.

The current Committee is governed by article 21 ter of PRISA Bylaws and by articles 26 and related of the Regulation of the Board of Directors and issues this annual report concerning its performance during the 2011 financial year, in accordance with the provisions of Article 26. 3.e)ii. of the Board of Directors Regulation.

II.- COMPOSITION

The current composition of the Committee is as follows:

Chairman: D. Ernesto Zedillo Ponce de León.- External Independent Director.

Members:

D. Matías Cortés.- Other External Director

D. Gregorio Marañón y Bertrán de Lis.- External Independent Director.

Dª Agnès Noguera Borel.- External Director (representing significant shareholdings)

Secretary: Mr. Iñigo Dago Elorza, Non-Member Secretary of the Board of Directors

Until its split into two separate committees, the composition of CGNCC was as follows:

Chairman: Mr. Gregorio Marañón y Bertrán de Lis – External Independent Director

Members:

Mr. Diego Hidalgo Schnur – External Director (representing significant shareholdings)
Mr. Borja Pérez Arauna- External Director (representing significant shareholdings)
Mr. Harry Sloan- External Independent Director

Secretary: Mr. Iñigo Dago Elorza, Non-Member Secretary of the Board of Directors

Article 21 ter of the Bylaws set forth that the Corporate Governance Committee shall be composed exclusively of external directors and likewise provides that its Chairman shall be an independent director, which are, in fact, the cases.

The Committee's secretary is the secretary to the Board of Directors, in accordance with the mentioned rules.

III. ACTIVITIES OF THE COMMITTEE IN 2011

In accordance with the provisions of Article 26 of the Board of Directors Regulation, the Corporate Governance Committee has the following core competencies:

a) Regarding the composition of the Board of Directors and Board Committees:

i. Propose the appointment of independent directors.

ii. Propose the qualification of directors into the categories of executive, external proprietary, external independent and other directors, when the appointment or renewal of the directors is going to be executed by the General Shareholders Meeting or when that classification is revised annually in the Corporate Governance Report.

iii. Inform on the removal of executive and independent directors, when the Board of Directors propose the decision to the Shareholders Meeting or when occurs justa causa due to a breach of the director of the duties inherent to his/her position and when is carrying out a disciplinary procedure that could mean the removal of the director.

iv. Report, together with the Nomination and Compensation Committee, on proposals for the appointment of the Chairman and Vice Chairman, Chief Executive Officer, and members of the Delegated Committee and other committees of the Board of Directors.

v. Evaluate the skills, knowledge and experience on the Board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.

vi. Report to the Board on issues of gender diversity in relation to the composition of the Board.

vii. Submit to the Board of Directors, a report evaluating the performance and composition of the Board and the performance of their duties by the Chairman and the Chief Executive of the Company.

b) In connection with the strategy of corporate governance and corporate social responsibility of the Company:

i. Promoting corporate governance strategy of the Company.

ii. Know, promote, guide and monitor the performance of the Company regarding corporate social responsibility and sustainability and corporate reputation and to report thereon to the Board and Delegated Committee as appropriate.

iii. Inform and propose to the Board the approval of the Corporate Governance Report.

iv. Inform and propose to the Board the approval of the annual corporate social responsibility report and, in general, issue reports and develop actions in the field of corporate social responsibility and sustainability, in addition, in accordance with corporate governance of the Company and when being asked by the Board of Directors or its Chairman.

c) In connection with the internal rules of the Company:

i. Propose to the Board the approval of a Code of Ethics

ii. Propose to the Board the approval of a Code of Conduct of the employees.

iii. Report on proposals for amending the Bylaws, Rules of the Board, Rules of the Shareholders Meetings, Rules of Operation of the Shareholders Electronic Forum, the Internal Rules of Conduct, the Code of Ethics and Code of Conduct of the employees and any other rules of governance of the Company.

iv. Review the implementation of the Board Rules, the Internal Rules of Conduct, the Code of Conduct of the employees and, in general, the rules

of governance of the Company and to make proposals for their improvement.

d) In connection to transactions with related parties to the Company and companies of the Group:

i. Report of transactions of the company with a significant shareholder, prior to its approval by the Board.

ii. Report professional or commercial transactions of directors, prior to its approval by the Board.

iii. Authorize transactions by persons related to directors under the terms provided for in Article 33 of the Board of Directors Regulation.

e) Other competences:

i. Review compliance policies and propose all necessary measures for its strengthening.

ii. Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.

iii. Exercise all other powers granted to the Committee in the Board of Directors Regulation.

Since its creation as Corporate Governance Committee, on June 24, 2011, the Committee has met on three occasions (July 29, 21 October and 16 December 2011). However, and prior to that date, the CGNCC had met other five times in 2011 (January 20, February 17, March 31, June 7 and June 24, 2011).

The following are the issues discussed during 2011 in subject areas pertaining to this Committee:

a) Composition of the Board of Directors and Board Committees:

Qualitative composition:

The Committee proposed classification of directors into the categories of executive, external proprietary, external independent and other directors, under two different circumstances: i) upon appointing directors (which is the case of the executive director Mr. Fernando Abril-Martorell, appointed as such by the shareholders meeting of June 24, 2011) and ii) when that classification is reviewed annually in the Annual Corporate Governance Report.

Specifically, in the Annual Corporate Governance Report corresponding to the 2010 financial year the nature of each director was explained, taking account of the definitions in the CNMV's Good Governance Code, to be repeated in the Annual Corporate Governance Report for the 2011 financial year.

Appointment of the Deputy CEO and composition of the Board Committees:

The CGNCC reported favorably on the appointment of Mr. Fernando Abril-Martorell Hernández as Deputy CEO, and the delegation to Mr. Abril-Martorell of all authority of the Board, except for non delegable authority.

Also, the Committee reported favorably on the composition of the two Committees resulting from the split of the CGNCC.

Evaluation of the functioning and composition of the Board and the performance by the Chairman of the Board and chief executive of the Company of his duties:

The Committee prepared the questionnaires to be distributed among the directors, to proceed with the aforesaid evaluation.

b) Corporate governance and corporate social responsibility strategy of the Company:

Implementation of the Company's corporate governance strategy.

Throughout 2011 the Committee analyzed the new legal reporting obligations arising for the Spanish and US markets. Certain legal obligations regarding corporate governance imposed on PRISA by reason of the trading of its shares on the US market and its status as a "foreign issuer" were incorporated in the Company's internal rules. The majority of these obligations result from application of the Sarbanes-Oxley Act.

Also, the Committee dealt with possible measures to be adopted by the Company regarding the recent amendment of the Penal Code (corporate defense).

It also must be noted that the Company adopted other significant measures regarding corporate governance, which are analyzed in the annual report issued by the Audit Committee (for example, implementation of a complaint mechanism).

Corporate social responsibility, sustainability and corporate reputation

The Corporate Social Responsibility Report for the 2010 financial year was approved by the Board of Directors.

Annual Corporate Governance Report.

The Committee proposed the Corporate Governance Report for the 2010 financial year to the Board of Directors.

Also, this Committee will propose the Corporate Governance Report for the 2012 financial year to the Board of Directors.

c) Internal rules of the Company:

Employee Code of Conduct.

Within the context of adaptation of the Company to the best domestic and international practices on Corporate Governance, the Board of Directors meeting held on December 16, 2011, on proposal of this Committee, approved a Code of Conduct generally applicable to all employees of the PRISA Group.

By adopting this Code the Company seeks to follow the best practices on corporate governance, since it is included within the recommendations regarding reputation and adaptation to the Sarbanes-Oxley Act, and further is consistent with the trend of the majority of Spanish issuers.

Amendment of the Company's governance rules.

The Committee reported favorably on proposed amendment of the Company's Articles of Association (approved by the shareholders meeting of June 24, 2011), and the Board of Directors Regulation (approved by the Board of Directors meeting of the same date).

Examination of compliance with the Board Regulation, Internal Conduct Regulation, employee Code of Conduct and, in general, the Company's governance rules.

The Committee analyzed compliance with the company's governance procedures during the 2011 financial year. For these purposes it is noted that the Company is a consolidated undertaking, which must respect Spanish and US legislation, as it is traded in both countries, and further operates in more than twenty countries, compliance with the rules of which is also required.

In particular, the Committee highlights the following actions undertaken in this regard:

i) Functioning of the Board of Directors, Executive Committee and other Committees:

During the 2011 financial year, the Board of Directors held 5 meetings and exercised the authority given to it by the Articles of Association and its regulation.

The Delegated Committee held 8 meetings during the 2011 financial year, and exercised the authority given to it by the Board Regulation.

The Audit Committee held 7 meetings and issued a report verifying proper exercise of its authority in 2011.

In addition, as already indicated in section III of this Report, the CGNCC met on 5 occasions from January 1 to June 24, 2011. After that date, the Nomination and Compensation Committee and the Corporate Governance Committee met on 1 and 3 occasions, respectively.

Also, the Nomination and Compensation Committee issued a report regarding its activities in 2011.

ii) Disclosure of corporate information to the market

Among the measures adopted to achieve effective dissemination of information regarding the Company, the following must be noted:

- Material Disclosure to the National Securities Market Commission (CNMV): In compliance with the applicable Spanish laws regarding the securities markets and the Company's Internal Conduct Regulation, it timely notified the CNMV of all Material Disclosures. The aforesaid communications are available on the CNMV website and the corporate website (www.prisa.com).

  Throughout the 2011 financial year, and in accordance with the rules in force, the company sent periodic public information regarding its results on the following dates:

  - 02/28/2011: The Company sent information regarding its results for the 2010 financial year.
  - 05/05/2011: The Company sent information regarding its results for the first quarter of the 2011 financial year.
  - 07/29/2011: The Company sent information regarding its results for the first semester of the 2011 financial year.
  - 10/24/2011: The Company sent information regarding its results for the third quarter of the 2011 financial year (the results for the first nine months of the 2011 financial year).

  Also, during the 2011 financial year the company sent the CNMV Material Disclosures related to the following matters:

  - Approval of the Annual Corporate Governance Report for the 2010 financial year.
  - Matters related to the call and holding of an Ordinary Shareholders Meeting (in June, 2011) and documentation related thereto.
  - Amendment of the Board of Directors Regulation.
  - Changes in the composition of the Board and its Committees.
  - Amendment of the shareholders agreements signed by the reference shareholder of PRISA.
  - Periodically the Company's capital figure has been updated based on information related to the exercise of warrants and conversion of B shares into A shares by the Company's shareholders.
  - The Company's Efficiency Plan, with an impact on Group resources.
  - The process of restructuring the Company's debt.

- Status of the dispute affecting its subsidiaries regarding soccer audiovisual rights.

- The agreement reached by Digital+ and Telefónica for distribution of Canal + on Imagenio/Movistar.

- The sale of an interest in the Portuguese subsidiary Media Capital, to PortQuay West I B.V.

- Corrections of information published by certain media regarding statements made by an officer of the Company.

- Presentations regarding the company and information related to meetings with analysts and investors.

- Material disclosure notified to the Security and Exchange Commission (SEC):

  PRISA also has other reporting obligations to the SEC. In compliance with Rule 13a-16 of the Securities Exchange Act de 1934, it regularly sends the SEC English translations of the same Material Disclosures it makes through the CNMV.

  Also, on June 30, 2011, PRISA filed Form 20-F with the SEC, after reports from the CGNCC and from the Audit Committee, within the scope of their respective authorities.

  Form 20-F, which is available on the SEC and PRISA websites, is a prospectus prepared in accordance with the Securities Act of 1934 and the rules of conduct of the US securities market, offering information regarding the Company and its securities.

- Other regular reporting mechanisms: In compliance with article 38 of the Board Regulation, the Board is to see to the establishment of appropriate mechanisms for regular interchange of information with the institutional investors in the shareholding structure of the Company, without relationships between the Board of Directors and institutional shareholders in any case resulting in delivery to them of any information putting them in a privileged or advantaged situation by reference to other shareholders.

iii) Compliance with the Internal Code of Conduct Relating to the Securities Markets.

In compliance with the Internal Code of Conduct, the following actions were taken during the financial year 2011:

- The General Secretary has continually updated the list of persons subject to this Internal Code of Conduct.

  In that regard, all persons included in that list have been informed of the Internal Code of Conduct.

- The General Secretary has received notice from all persons subject to the Internal Code of Conduct who have participated in transactions involving the purchase or sale of Prisa shares.

- The General Secretary of Grupo Prisa has maintained a Central Register of Insider Information in which, with regard to legal or financial operations that may significantly influence the quotation of company securities, contains an up-to-date list of persons with access to such information.

Regarding transactions with parties related to the Company and other Group undertakings:

The Committee reported favorably on and also authorized certain transactions with directors and persons related to them, in accordance with the provisions of the Board of Directors Regulation.

This report was approved in Madrid at the meeting of the Corporate Governance Committee held on February 2012.

PRISA

PROMOTORA DE INFORMACIONES, S.A.
(PRISA)

NOMINATIONS AND COMPENSATIONS COMMITTEE

ANNUAL REPORT
2011

Madrid, February 2012.

(Free translation from the original in Spanish language)

NOMINATION
AND COMPENSATION COMMITTEE ANNUAL REPORT

2011

I.- INTRODUCTION

The General Shareholders Meeting held on June 24, 2011, modified the Bylaws with the intention of strengthening the corporate governance system of the Company, by splitting the Corporate Governance, Nomination and Compensation Committee of the Company (hereinafter the CGCNR) into two separate Committees: one of Corporate Governance, dedicated exclusively to the functions of corporate governance and other of Nomination and Compensation Committee, which maintained the powers relating to the appointments and compensations of directors and members of the management team. The Board of Directors held after such Shareholders Meeting modified the Regulation of the Board of Directors of the Company for its adaptation to the Bylaws amendments.

The current Nomination and Compensation Committee (hereinafter the Committee) is therefore the CGCNR successor on appointments and compensation matters and has also retained the same composition that had the CGCNR. Therefore references made to the Committee throughout this report shall be made either to CGCNR, depending on the dates (before or after June 24, 2011) in which the relevant matter had been dealt with.

The Committee is governed by PRISA Bylaws (article 21 quáter after the amendment approved by the Shareholders Meeting held on June 24, 2011) and by articles 25 and related of the Regulation of the Board of Directors and issues this report concerning its performance during the 2011 financial year, in accordance with the provisions of Article 25. 3.d)i. of the Board of Directors Regulation.

II.- COMPOSITION

After splitting the CGCNR, the Board appointed the members of the Nomination and Compensation Committee which, as already indicated earlier in this report, has retained the same composition that had the CGCNR.

The current composition of the Committee is as follows:

Chairman: Mr. Gregorio Marañón y Bertrán de Lis – External Independent Director

Members:

Mr. Diego Hidalgo Schnur – External Director (representing significant shareholdings)
Mr. Borja Pérez Arauna- External Director (representing significant shareholdings)

Mr. Harry Sloan- External Independent Director

Secretary: Mr. Iñigo Dago Elorza, Non-Member Secretary of the Board of Directors

Article 21 quáter of the Bylaws set forth that the Nominations and Compensation Committee shall be composed exclusively of external directors and likewise provides that its president shall be an independent director, which are, in fact, the cases.

The Committee's secretary is the secretary to the Board of Directors, in accordance with the mentioned rules.

III. ACTIVITIES OF THE COMMITTEE IN 2011

In accordance with the provisions of Article 25 of the Board of Directors Regulation, the Nomination and Compensation Committee has the following core competencies:

a) Regarding the composition of the Board of Directors and Board Committees of PRISA and management bodies of its subsidiaries:

i. Report on proposals for appointment, reappointment and removal of directors.

ii. Report, together with the Corporate Governance Committee, on proposals for appointment of Chairman and Vice Chairman, Chief Executive Officer, members of the Delegated Committee and other committees of the Board of Directors.

iii. Report on the nomination of the Secretary and Deputy Secretary.

iv. Review and organize the succession of the chairman and chief executive of the Company and make recommendations to the Board of Directors to facilitate that such succession occurs in an orderly and well planned.

v. Report on proposals for appointment of representatives of the Society in the managing bodies of its subsidiaries.

b) In connection with the senior management of the Group:

i. Propose the definition of senior management.

ii. Report the appointment and removal of senior management.

iii. Approve contracts for senior management.

iv. Information and, where appropriate, issue reports on disciplinary action to senior management of the Company.

c) In relation to the compensation policy:

i. Propose to the Board of Directors: i) the Compensation Plan for directors, ii) the amounts and/or compensation limits that apply to directors, based on their dedication to the Board and the Committees thereof, iii) the individual compensation of executive directors and other conditions of their contracts and iv) a statement of compensation policy for Directors and senior management.

ii. Approve the key objectives linked with the variable compensation for executive directors and/or the management.

iii. Propose to the Board of Directors the compensation system for senior managers of PRISA and its subsidiaries and report to the Board about the liquidation of the variable compensation for them and to establish other incentive plans for them.

iv. Ensure compliance with the compensation policy set by the Company.

Likewise, the Committee must approve annually a report on its performance and exercise all other powers granted to the Committee in that Regulation.

Since its creation, on June 24, 2011, the Committee met once (on October 20, 2011). However and prior to that date, the former CGCNR had met in more five times during 2011 (on January 20, February 17, March 31, June 7 and June 24, 2011).

The following are the issues discussed during 2011 in subject areas pertaining to this Committee:

a) Regarding the composition of the Board of Directors and Board Committees of PRISA and management bodies of its subsidiaries:

Composition of the Board of Directors and Board Committees of PRISA

The Committee reported favorably on the appointment of Mr. Fernando Abril-Martorell Hernández as executive director of the Company (that was approved by the Shareholders meeting held on June 24, 2011) as well as on his subsequent appointment as Deputy CEO.

Likewise, the Committee reported favorably on the composition of the two committees resulting from the splitting of CGCNR.

Deputy Secretary

The Committee reported favorably on the appointment of Mr. Carlos Ulecia Palacios as Deputy Secretary of the Board of Directors.

Composition of the Board of Directors of Grupo PRISA´s subsidiaries.

The Committee reported favorably on the proposed appointments of the representatives of PRISA in the Board of Directors of its subsidiary Diario El País, SL and the appointment of CEO of its Portuguese subsidiary Grupo Media Capital SGPS SA.

b) In connection with the senior management of the Group:

Definition of senior management

The Committee has considered the new structure of management of the Company.

Appointment and removal of senior management. Contracts for senior management

The Committee has reported on the appointment and dismissal of senior management, and contractual conditions for them.

c) In relation to the compensation policy

Report on the Compensation Policy

2011

The Committee proposed the Report on the Annual Compensation Policy of the Board of Directors and Management Team for 2011 which was submitted for approval at the Annual Shareholders Meeting held on June 24, 2011, as an integral part of the Management Report concerning the annual consolidated accounts for 2010.

2012

The Committee will present to the Board of Directors the report on the compensation policy of the board and management team for 2012.

Compensation of Directors

The Committee, advised by the firm of consulting services, Spencer Stuart, has proposed the compensation system for directors, based on their dedication to the board and committees of the same (ie, compensation for membership of the Board of Directors, the Executive Committee and the Committees, as well as allowances for attending meetings of such bodies)

Likewise, the Committee has reported on:

i. fixed and variable compensation of the Chairman of the Board, which remains in the same terms since December 2007;
ii. CEO's variable compensation;
iii. the final settlement of the annual variable compensation of the Chairman and the CEO for year 2010;

iv. the targets for determining the variable compensation, for year 2011, of the Chairman, the CEO and Deputy CEO, which coincides with the one adopted for the rest of the executives.

The Committee has also informed about the compensation and labor conditions of the director Mr Manuel Polanco Moreno as President of PRISA TV and has also approved the economic conditions of the Deputy CEO, Mr Fernando Abril-Martorell, as a result of his employment in the Company.

Expenses Policy for Board of Directors meetings

The Committee has adopted a policy for expenses of the Board of Directors of PRISA, which will apply to directors and persons who attend to the Board of Directors meetings.

Contractual conditions and compensation system for managers

The Committee has proposed the compensation plan for the management team and has also reviewed the contractual conditions of senior executives of PRISA and some of its subsidiaries.

Likewise, the Committee has reviewed the final settlement of the annual variable compensation (bonuses) for year 2010, of the main managers of the Group and has also approved the targets for the variable compensation for year 2011.

This report was approved in Madrid at the meeting of the Nominations and Compensation Committee held on February 21, 2012.